    As filed with the Securities and Exchange Commission on November 3, 2000
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                    Form S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                ASTROPOWER, INC.
             (Exact name of registrant as specified in its charter)

                             ---------------------

        Delaware                     3674                    51-0315869
     (State or other           (Primary Standard          (I.R.S. Employer
     jurisdiction of              Industrial           Identification Number)
    Incorporation or          Classification Code
      organization)                 Number)

            AstroPower, Inc.                Dr. Allen M. Barnett, President
               Solar Park                           AstroPower, Inc.
      Newark, Delaware 19716-2000                      Solar Park
             (302) 366-0400                   Newark, Delaware 19716-2000
                                                     (302) 366-0400
 (Name, address, including zip code and (Name, address, including zip code and telephone number, including area code, telephone number, including area code,
  of registrant's principal executive            of agent for service)
                office)

                                   Copies to:
           Peter Landau, Esq.                     Peter B. Tarr, Esq.
 Foreht Last Landau Miller & Katz, LLP           Stuart R. Nayman, Esq.
     415 Madison Avenue, 16th Floor                Hale and Dorr LLP
        New York, New York 10017                  405 Lexington Avenue
             (212) 935-8880                     New York, New York 10174
                                                     (212) 937-7200

    Approximate date of commencement of proposed sale to public: as soon as practicable after effective date of Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement numbers of the earlier effective registration statement for the same offering. [_]

    If this form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                   Proposed
                                                   Maximum
                                                  Aggregate    Proposed Maximum
Title of Each Class of Securities  Amount to be Offering Price     Aggregate     Proposed Maximum
        to be Registered            Registered   Per Share(1)  Offering Price(1) Registration Fee
-------------------------------------------------------------------------------------------------
Common Stock $0.01 par              2,300,000       $46.57       $107,111,000        $28,278
 value.................               Shares
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the Common Stock as reported on the Nasdaq National Market, on November 1, 2000.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these + +securities in any jurisdiction where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED NOVEMBER 3, 2000

PROSPECTUS

                                2,000,000 Shares

                              [LOGO OF ASTROPOWER]

                                  Common Stock

  This is an offering of common stock by AstroPower, Inc.

                   -----------------------------------------

  Our common stock is quoted on the Nasdaq National Market under the symbol APWR. On November 2, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $41.875 per share.

                   -----------------------------------------

                                                                 Per Share Total
                                                                 --------- -----
Public offering price...........................................   $        $
Underwriting discounts and commissions..........................
Proceeds to AstroPower, before expenses.........................

  We and the selling stockholders named in this prospectus have granted the underwriters an option for a period of 30 days to purchase up to 300,000 additional shares of common stock.

                   -----------------------------------------

         Investing in the common stock involves a high degree of risk.
                    See "Risk Factors" beginning on page 5.

                   -----------------------------------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Chase H&Q                                             Credit Suisse First Boston

                   -----------------------------------------

CIBC World Markets                                                  FAC/Equities

     , 2000

                             SunChoice(TM) Systems

Our SunChoice(TM) systems are standardized systems designed for residential and small commercial rooftops. These systems are designed to operate in parallel with the utility grid, and typically generate between 50% and 75% of a home's yearly electricity needs. Most SunChoice(TM) systems include a storage battery that allows the system to provide back-up power to selected circuits during a
utility outage.   SunChoice systems:

* Supply high reliability power to critical loads for a residence or small business

*  Sell power into utility grid during periods of peak summer demand

* Require no fuel or maintenance, contain no moving parts, generate no noise or emissions.

                                   [GRAPHIC]


Solar Panels                               Combiner Box
convert sunlight instantly                 Located near the solar
into DC electric power.                    modules, the combiner box
                                           provides easy access to
                                           array circuitry.


                                                                                             Inverter converts DC power into
                                                                                             standard household  AC power for
                                                                                             use in the home and synchronizes
                                                                                             with utility power.


Utility Meter actually spins backwards              Utility Power is automatically           Existing Electrical Panel
when solar power production exceeds                 provided at night and during             distributes solar electricity
house demand, selling power back to                 the day when your demand                 and utility power to loads
the utility at the same price.                      exceeds your solar production.           in the house. These circuits
                                                                                             will not, however, operate
                                                                                             during a utility outage.

New Electrical Panel                                Battery Storage provides energy
holds circuits pulled from existing                 to the inverter to operate essential
panel for essential loads.                          loads during a utility outage, day or night.
These circuits are powered during                   These sealed batteries are recharged during
normal utility operation and also                   an outage by the solar modules, and are
during outages, automatically.                      kept fully charged during normal utility
                                                    operation.

                          Silicon-Film(TM) Technology

Most solar cells are made using wafers of silicon sliced from large blocks or ingots. This type of process was developed originally for the microchip industry, and is expensive and time consuming.

Silicon-Film(TM) is AstroPower's proprietary and patented continuous, high-speed process that produces sheets of silicon in minutes. Similar to modern low-cost techniques for making plate glass and sheet steel, our Silicon-Film(TM) process has several key advantages:

*  Low-cost silicon feedstock

*  High materials utilization

*  Reduced capital costs

*  Large-area wafers

                [Picture of Silicon Production Machine Working]

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
     Prospectus Summary....................................................   1

     Risk Factors..........................................................   5

     Forward-Looking Statements............................................  14

     Use of Proceeds.......................................................  15

     Dividend Policy.......................................................  15

     Market Price of Our Common Stock......................................  15

     Capitalization........................................................  16

     Selected Financial Data...............................................  17

     Management's Discussion and Analysis of
       Financial Condition and Results of Operations.......................  18

     Business..............................................................  24

     Management............................................................  40

     Principal Stockholders................................................  43

     Description of Capital Stock..........................................  45

     Underwriting..........................................................  47

     Legal Matters.........................................................  49

     Experts...............................................................  49

     Incorporation of Certain Information By Reference.....................  49

     Where You Can Find More Information About Us..........................  50

     Index to Consolidated Financial Statements............................ F-1

                             ---------------------

        Silicon-FilmTM, SunChoiceTM and APexTM are our trademarks. All other brand names and trademarks appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

    This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and the financial statements, before making an investment decision.

                                  Our Company

    We develop, manufacture, market and sell a range of solar electric power generation products, including solar cells, modules, panels and our SunChoiceTM pre-packaged systems for the global marketplace. Solar cells are the core component inside every solar electric power system. Our products provide an environmentally friendly, reliable energy solution at the point of use and are sold for both off-grid and on-grid applications. In off-grid applications, our products provide the primary source of electric power for rural homes and villages and supply power for equipment in the telecommunications and transportation industries. In on-grid applications, our products provide a renewable source of alternative or supplemental electric power and provide reliable back-up power in the event of a utility outage. In addition to our solar power generation product offerings, we sell wholesale solar electric power under long-term purchase agreements through a joint venture with GPU International, Inc.

    We currently manufacture our products at our Solar Park and Pencader facilities in Newark, Delaware and through a joint venture with Atersa, S.A., a leading Spanish module assembler and systems integrator. Our innovative and proprietary technologies and processes for the manufacture of solar cells have allowed us to significantly reduce our production costs. Our proprietary Silicon-FilmTM manufacturing technology enables us to produce large area silicon sheets in minutes versus the traditional time consuming ingot-based methods. We sell our products through our direct sales force in the United States and in several selected international markets including Germany, Spain, Japan, China and South Africa.

    For the nine months ended September 30, 2000, our product revenues were $33.3 million, compared to $22.1 million for the same period in 1999, and our net income for the nine months ended September 30, 2000 was $2.7 million, compared to $1.4 million for the same period in 1999.

                             Our Market Opportunity

    The electric power industry comprises one of the largest segments of the global economy, with annual electric power revenues of approximately $1 trillion. We believe that structural changes within the electric power industry are changing the traditional model of vertically integrated electric utility monopolies in favor of a deregulated, competitive industry. These structural changes are driven by:

  .   increased competition and consumer choice;

  .   increasing demand for quality and reliable power;

  . capacity constraints in the electric power grid and shrinking capacity reserve margins;

  .   environmental concerns and regulations; and

  . technological advancements reducing the costs and enhancing the performance of distributed generation systems.

    We believe that distributed generation technologies, such as solar electric power, capitalize on the structural changes within the electric power industry. Sales of distributed generation systems, which generate power at the point of use, account for approximately 10% of the estimated $200 billion spent annually on power generation and delivery equipment. Solar electric power offers several benefits relative to other distributed generation technologies, such as fuel cells, microturbines and diesel generators, including:

  .   superior reliability;

  .   modular products and scalable solutions;

  .   zero emissions;

  .   renewable energy source; and

  .   no fuel infrastructure required.

    According to PV Energy Systems, an independent solar energy market research firm, the solar electric power industry sold approximately 200 megawatts of power generating capacity in 1999, which represented approximately $2.6 billion in equipment sales. Since 1996, industry shipments have increased at a compound annual growth rate of 31%. PV Energy Systems forecasts growth for solar electric power shipments of 25% per year over the next five years. We currently have capacity to produce approximately 35 megawatts of solar electric power generating products per year. We expect to increase our production capacity to 65 megawatts by the end of 2001 and plan to continue to increase both our production capacity and capacity utilization to meet the rapidly growing demand for solar electric power products.

                                  Our Strategy

    Our goal is to become the leading global solar electric power company. To achieve this, we intend to:

  . maintain our manufacturing and product advantages by continuing to enhance our manufacturing processes and technologies;

  . build on our history of innovation through the continued introduction of new products;

  . rapidly expand our manufacturing capacity by a combination of organic growth and potential acquisitions;

  . become a leading supplier of residential and commercial "premium power" on-grid solutions by aggressively marketing our SunChoiceTM systems;

  . expand relationships with module assemblers and offer assemblers additional products and services, including factory design, equipment selection, process training and quality assurance; and

  . continue to pursue strategic relationships to introduce new technologies and products, enter new geographic markets, attract new customers and pursue additional revenue opportunities.

                             Corporate Information

    We were incorporated in Delaware in 1989 as a successor to a business that was organized in 1983. Our executive offices are located at Solar Park, Newark, Delaware 19716-2000, and our telephone number at that address is (302) 366-0400. Our Web site is located at http://www.astropower.com. Information contained on our Web site is not part of this prospectus.

                                  THE OFFERING

Common stock offered by us..........  2,000,000 shares

Common stock to be outstanding
after this offering.................
                                      13,678,006 shares

Use of proceeds.....................  Expansion of manufacturing capacity, research and development, working
                                      capital and other general corporate
                                      purposes, including possible
                                      acquisitions.

Nasdaq National Market Symbol.......  APWR

                              --------------------

    The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of September 30, 2000. This information excludes:

  . 2,448,064 shares of common stock subject to options outstanding at September 30, 2000 at a weighted average exercise price of $11.08 per share; and

  . 310,647 shares of common stock reserved for future grant or issuance under our option plans.

    Unless otherwise noted, the information in this prospectus assumes that the over-allotment option granted to the underwriters has not been exercised.

                         Summary Financial Information

    You should read the following summary financial information in conjunction with our financial statements and their related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999 are derived from, and are qualified by reference to, our audited financial statements included in this prospectus. The statement of operations data for the years ended December 31, 1995 and 1996 have been derived from audited financial statements not included in this prospectus. The statement of operations data for the nine-month periods ended September 30, 1999 and 2000 and the balance sheet data as of September 30, 2000 labeled "Actual" are derived from, and qualified by reference to, our unaudited interim financial statements included in this prospectus.

                                                                     Nine Months
                                                                   Ended September
                                  Year Ended December 31,                30,
                          ---------------------------------------- ---------------
                           1995    1996     1997    1998    1999    1999    2000
                          ------- -------  ------- ------- ------- ------- -------
                                                                     (unaudited)
                                   (in thousands, except per share data)

Statement of Operations
  Data:
Revenues:
 Product sales..........  $ 5,356 $ 6,237  $13,095 $20,206 $31,428 $22,135 $33,264
 Research contracts.....    4,589   4,346    3,512   2,953   3,216   2,349   2,453
                          ------- -------  ------- ------- ------- ------- -------
 Total revenues.........    9,945  10,583   16,607  23,159  34,644  24,484  35,717
Gross profit............    2,433   1,107    4,756   5,920   9,792   6,653  10,873
Income (loss) from
  operations............      206  (2,188)     923   1,081   2,508   1,915   2,698
Net income (loss).......  $    98 $(2,363) $   652 $ 2,412 $ 2,267 $ 1,373 $ 2,699
                          ======= =======  ======= ======= ======= ======= =======
Net income (loss) per
  share:
 Basic..................  $  0.03 $ (0.64) $  0.18 $  0.30 $  0.25 $  0.16 $  0.24
 Diluted................  $  0.02 $ (0.64) $  0.13 $  0.28 $  0.22 $  0.14 $  0.21
Number of shares used in
 net income (loss) per
 share calculation:
 Basic..................    3,697   3,700    3,710   7,956   9,208   8,653  11,444
 Diluted................    5,362   3,700    6,220   9,572  10,133   9,613  12,870

    The as adjusted balance sheet information summarized below gives effect to the receipt of the estimated net proceeds from the sale of 2,000,000 shares of common stock offered by us in this offering at an assumed public offering price of $41.875 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

                                                             September 30, 2000
                                                             -------------------
                                                                         As
                                                              Actual  Adjusted
                                                             -------- ----------
                                                                (unaudited)
                                                               (in thousands)
Balance Sheet Data:
Cash and cash equivalents................................... $ 26,178 $ 105,231
Working capital.............................................   50,308   129,361
Total assets................................................   73,441   152,494
Total stockholders' equity..................................   66,329   145,382

                                  RISK FACTORS

    You should carefully consider the risks described below before making an investment decision. If any of the following circumstances described in these risk factors occur, our business, results of operations or financial condition could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose all or part of your investment.

Our failure to manage our manufacturing operations to meet increased capacity requirements will significantly limit our sales and revenue growth.

    We currently manufacture all of our products at our Solar Park and Pencader facilities in Newark, Delaware. Our Solar Park and Pencader facilities each have solar cell fabrication lines. Our module assembly operation is located at Pencader. Our Silicon-FilmTM wafers are manufactured at Solar Park and Pencader. We are currently experiencing manufacturing capacity constraints and are in the process of expanding our manufacturing capacity. The failure to achieve increased levels of productivity could materially and adversely affect our business, results of operations and financial condition.

    We plan to increase our annual production capacity from approximately 35 megawatts currently to approximately 65 megawatts by the end of the year 2001 by adding new equipment, upgrading our existing equipment and improving productivity.

    The successful completion of these expansion projects is subject to significant risks, including the following:

  .   cost overruns and delays;

  .   timely delivery and integration of new equipment;

  .   hiring and training additional employees; and

  .   equipment breakdowns.

We are dependent on the acceptance of our Silicon-FilmTM products in the solar electric power market, and our failure to achieve acceptance of it with our customers would adversely affect our business.

    We currently plan that our capacity additions will employ our Silicon-FilmTM technology. We believe we can produce our Silicon-FilmTM solar cells at a lower cost per watt than other currently available competing solar cell technologies because of the continuous nature of our Silicon-FilmTM manufacturing process, our use of inexpensive raw materials and our elimination of costly manufacturing steps that must be used in other competing technologies. We believe that the anticipated lower cost per watt of solar cells produced by our Silicon-FilmTM process will provide us with cost advantages over current technologies. The failure of our Silicon-FilmTM products to achieve market acceptance, cost advantage or both would materially and adversely affect our business, results of operations and financial condition.

    Our ability to sell Silicon-FilmTM products at a lower price per watt than conventional solar cells and the market acceptance of our Silicon-FilmTM products may be affected by:

  .   our inability to produce Silicon-FilmTM at projected costs;

  . a more rapid decline in prices for competing solar cells than is currently anticipated;

  . lower energy conversion efficiency and power of Silicon-FilmTM compared to competing products;

  .   the size, appearance and quality of Silicon-FilmTM solar cells; and

  . the acceptance of module products and systems assembled by manufacturers over which we have no control.

We need to effectively manage our growth, and our failure to do so could cause our business to suffer.

    Any failure to implement and improve our operational, financial and management systems or to attract, hire, train or retain employees could have a material adverse effect on our business, results of operations and financial condition.

    During 1998 and 1999 and the first nine months of 2000, we grew rapidly, in both manufacturing capacity and number of employees. We have grown from 163 employees as of December 31, 1997 to 402 employees as of September 30, 2000. We currently plan to further expand our manufacturing facilities in phases. We plan to expand our sales and marketing organizations in addition to increasing the number of manufacturing employees and adding to our operating and financial management team. Our ability to compete effectively and manage future growth will require us to:

  . continue to implement and improve operational, financial and management information systems on a timely basis; and

  . efficiently and effectively attract, hire, train and retain additional technical, managerial, financial, sales and marketing and support personnel.

We are dependent on a small number of customers, the loss of one or more of which would have a significant adverse effect on our business.

    Historically, it has been our strategy to market our products to a limited number of significant customers. We have no long-term volume purchase commitments from any of our significant customers.

    We cannot be certain that we will retain our current customers or that we will be able to recruit additional or replacement customers. If we were to lose one or more significant customers to a competitor, our business, results of operations and financial condition would be materially adversely affected.

    Our five largest customers accounted for, in the aggregate, approximately 63.6%, 65.8% and 59.1% of our product sales in 1998, 1999 and for the nine months ended September 30, 2000, respectively. Our product sales accounted for approximately 87.2%, 90.7% and 93.1% of total revenues in 1998, 1999 and for the nine months ended September 30, 2000, respectively. The remainder of our total revenues for these periods was derived from government-related research and development contracts.

    We anticipate that sales of our products to a limited number of key customers will continue to account for a significant portion of our total revenues. As a result, any one of the following events may have a material adverse effect on our business, results of operations and financial condition:

  . reduction, delay or cancellation of orders from one or more of our significant customers;

  . development by one or more of our significant customers of other sources of supply;

  . selection by one or more of our significant customers of devices manufactured by one of our competitors for inclusion in future products;

  . loss of one or more of our significant customers or a disruption in our sales and distribution channels; or

  . failure of one of our significant customers to make timely payment of our invoices.

We rely on our customers to distribute or resell our products to end users as part of integrated systems, and any disruptions in our relationships with these customers may have a significant adverse effect on our business.

    Our marketing strategy has been to sell our products primarily to marketing intermediaries selected to provide access to certain important market segments and regions around the world. Our customers are generally not end users of our products but are usually distributors, module assemblers or system integrators who either resell our products to other customers or package our products into systems for resale to end users. These marketing intermediaries are not under our control. Therefore, we have no control over the ability of these customers to market and sell to end users. In addition, we have no control over the financial performance of these customers, which may affect the ability of these customers to purchase and pay for our products.

    If our current customers do not continue to place orders with us, if orders by existing customers do not continue at the levels of previous periods, if existing customers do not pay our invoices or if we are not able to obtain orders from new customers, any such disruption in our relationships with our current customers may have a material adverse effect on our business, results of operations and financial condition.

Our industry is highly competitive, which may affect our ability to grow our customer base and generate sales.

    The markets for our products are intensely competitive and characterized by changing technology. We currently experience competition from numerous companies in each of the markets in which we participate. Our competition consists of major energy and chemical companies and specialized electronics firms in the United States, Germany, Japan, Australia and other parts of Asia and Europe, and foreign government-sponsored companies. Many of our competitors are more established, benefit from greater market recognition and have substantially greater financial, development, manufacturing and marketing resources than we have.

    There are a variety of competing technologies currently under development, any one of which could achieve manufacturing costs per watt lower than our Silicon-FilmTM technology.

    We believe the principal competitive factors in the market for solar electric power components are:

  .   price per watt;

  .   long-term stability and reliability;

  .   conversion efficiency and other performance measures;

  .   ease of handling and installation;

  .   product quality;

  .   reputation; and

  .   environmental factors.

    If we do not compete successfully with respect to these or other factors, it could materially adversely affect our business, results of operations, and financial condition.

The growth of the solar electric power market is uncertain, and its failure to continue to grow would materially and adversely affect our business.

    The market for solar electric power products has grown steadily in the past. PV Energy Systems, an independent solar energy market research firm, reports that the shipment volume of solar electric power products has grown at a compound annual rate of approximately 31% since 1996. Our strategy of significantly increasing manufacturing capacity is based in part on the assumption of continuing market growth. Should the overall solar electric power market fail to achieve continued growth, or should growth cease in particular market segments and geographic sales regions where we sell the majority of our products, a material adverse effect on our business, results of operations and financial condition may occur.

There are risks associated with international sales, which could have a significant effect on our business.

    International sales accounted for approximately 78.4% of our product sales for the year ended December 31, 1998, 64.0% for the year ended December 31, 1999 and 79.7% for the nine months ended September 30, 2000. We expect that international sales will continue to represent a significant portion of our product sales, but we cannot be certain that we will be able to maintain our international sales at current levels. If our international sales were to decline significantly, our business, results of operations and financial condition could be materially adversely affected. Our international sales are subject to a number of risks, including the following:

  .   changes in foreign government regulations and technical standards;

  .   difficulty of protecting intellectual property;

  .   export license requirements, tariffs, taxes and other trade barriers;

  .   requirements or preferences of foreign nations for domestic products;

  .   fluctuations in currency exchange rates relative to the U.S. dollar;

  .   difficulties in collecting accounts receivable;

  .   extended accounts receivable cycles;

  .   political and economic instability; and

  .   potentially adverse tax consequences.

Our success depends on protection of our intellectual property, and our failure to do so could adversely affect our competitive advantage, our brand recognition and our business.

    The success and competitiveness of our products depend in part upon our ability to protect our current and future technology, manufacturing processes and brand names through a combination of patent, trademark, trade secret and unfair competition laws.

    Patent applications in the United States are maintained in secrecy until patents issue, and the publication of discoveries in the scientific literature tends to lag behind actual discoveries. Therefore, we cannot be certain that we were the first creator of inventions covered by pending patent applications or the first to file patent applications on these inventions. Patent applications filed in foreign countries are subject to laws, rules and procedures which differ from those of the United States. We cannot ensure that:

  .   patents will issue from pending or future applications;

  . our existing patents or any new patents will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us;

  . foreign intellectual property laws will protect our intellectual property; or

  . others will not independently develop similar products, duplicate our products or design around any patents issued to us.

    We enter into confidentiality and non-disclosure of intellectual property agreements with our employees, consultants and certain vendors and generally control access to and distribution of our proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar information independently.

    Policing unauthorized use of intellectual property is difficult. The laws of other countries may afford little or no effective protection of our technology. We cannot assure you that the steps we have taken will prevent misappropriation of our technology or that agreements entered into for that purpose will be enforceable. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation may result in substantial costs and diversion of resources, either of which could have a material and adverse effect on our business, results of operations and financial condition.

We may acquire other companies, product lines or technology, and our failure to integrate any acquisition could have an adverse effect on our business.

    As part of our growth strategy, we may pursue acquisitions that could provide new technologies, products or businesses. Future acquisitions may involve the use of significant amounts of cash, potentially dilutive issuances of equity securities, incurrence of debt or amortization of expenses related to goodwill and other intangible assets.

    In addition, acquisitions involve numerous risks, including:

  . difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company;

  .   the diversion of management's attention from other business concerns;

  . risks of entering markets in which we have no or limited prior experience; and

  . the potential loss of key employees of ours or of the acquired company.

    We currently have no commitments with respect to any acquisition. In the event that such an acquisition does occur and we are unable to successfully integrate businesses, products, technologies or personnel that we acquire, our business, results of operations and financial condition could be materially adversely affected.

A decrease in the availability of system financing for off-grid electric power applications could have a material adverse effect on our business.

    Solar electric power is used in many applications and has proven to be a cost-effective source of electric power where the electric power grid is unavailable. Solar electric power has also proven to be cost-effective in competition with diesel generators and other alternative forms of distributed generation technologies. We estimate that remote electric power applications currently comprise approximately 69% of the market for solar electric power. Because of the high capital costs of solar electric power systems, users may not have sufficient resources or credit to acquire such systems, particularly in developing countries. We believe that the availability of financing, such as loans and lease arrangements, could have a significant effect on the rate of growth of off-grid solar electric power. Our plans for increased sales of solar electric power products include increased sales within this market segment. The lack of increased availability of system financing or the elimination of existing system financing programs could have a material adverse effect on our business, results of operations and financial condition.

Any reduction or elimination of government subsidies and economic incentives for on-grid applications could adversely affect our business.

    Approximately 31% of the market for solar electric power is for on-grid applications, according to PV Energy Systems. Today, the total cost of solar electric power systems substantially exceeds the cost of power furnished by the conventional electric utility grid. Governmental bodies in many countries, notably the United States, Germany and Japan, have provided subsidies in the form of cost reductions, tax write-offs and other incentives to end users, distributors, systems integrators and manufacturers of solar electric power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. On-grid applications are generally predicted by third party market research firms to be among the most rapidly growing solar electric power market segments in the future. The growth of the market for solar electric power products depends in part on government programs for solar electric power subsidies and consumer incentives. Any reduction or elimination of government subsidies could have a material adverse effect on our business, results of operations and financial condition.

We are dependent on key third party suppliers of silicon wafers and other raw materials, which may cause delays in manufacturing and increase costs.

    We manufacture all of our products using materials procured from third-party suppliers. We purchase and recycle silicon wafers from the semiconductor industry for use in our single crystal solar cell manufacturing process and have generally been successful in obtaining sufficient quantities of quality wafers from a variety of sources. Other required raw materials, including silicon, are available in adequate quantities from multiple sources, although for economic and quality control reasons we use single sources of supply for certain materials. Increased demand for silicon wafers and improvements in recycling by the semiconductor industry could reduce the supply of silicon wafers and increase their cost to us.

    If we are unable to obtain a sufficient supply of raw materials from our current sources, we could experience difficulties in obtaining alternative sources quickly or in altering product design to use alternative materials. Resulting delays or reductions in product shipments could damage customer relationships. Furthermore, a significant increase in the price of one or more of these materials may not be able to be passed on to our customers if we are to remain competitively priced. Delays and an inability to pass on increased costs would reduce profits which in turn could have a material adverse effect on our business, results of operations and financial condition.

Our future operating results are likely to fluctuate, which may adversely affect the market price of our common stock.

    Our quarterly and annual operating revenues, expenses and operating results may fluctuate due to a variety of factors, many of which are beyond our control, including:

  .   the timing of orders from, and shipments to, significant customers;

  .   the timing of new product introductions by us or our competitors;

  .   delays in the planned Silicon-FilmTM manufacturing expansion;

  .   variations in the mix of products sold by us or our competitors;

  .   the timely payment of our invoices;

  . possible decreases in average selling prices of our products in response to competitive pressures;

  .   market acceptance of new and enhanced versions of our products;

  .   the availability and cost of key raw materials;

  .   requirements for cost sharing on government contracts;

  .   fluctuations in general economic conditions; and

  .   negotiation of final government contract overhead rates.

    Due to all of the foregoing factors, we do not believe that period-to-period comparisons of our historical results of operations are indications of future performance. Furthermore, it is possible that in some future quarters our results of operations may fall below the expectations of securities analysts and investors. In such event, the price of our stock on the Nasdaq National Market will likely be materially and adversely affected.

Our inability to find additional appropriate strategic alliances or maintain existing relationships could adversely affect market penetration.

    To date we have leveraged, and plan to continue to leverage, our resources in manufacturing technology, marketing and sales of solar electric power products through collaborative agreements with corporate partners and customers. Such strategic alliances may include cooperative agreements for sharing of information, cooperative marketing agreements, or other business relationships such as equity investments or joint ventures. We have developed several strategic alliances to assist in commercializing our Silicon-FilmTM technology.

    Our current alliances with GPU International and Atersa are intended to facilitate our entry into the grid-connected supply of bulk quantities of solar electric power and to expand our relationships with module assemblers worldwide, respectively.

    The terms of such alliances may require us and our partners to share revenues and expenses from certain activities or for us to grant to our partners licenses to manufacture, market and sell products based upon our Silicon-FilmTM technology. Our current alliances provide for cost sharing and technology sharing with respect to jointly developed technologies. Such terms could be part of any future strategic alliance and could materially impact our business, results of operations and financial condition.

    We may be unable to find appropriate future strategic alliances in markets in which we have little experience, which could prevent us from bringing our products to these markets in a timely manner, or at all. If we do not enter into effective alliances, our products may not achieve this significant market penetration, reducing our revenues and profitability, which could lower the demand for and reduce market acceptance for our products, which could materially adversely affect our business, results of operations and financial condition.

We must keep pace with technological changes. Our failure to do so may result in the loss of customers and revenue opportunities, which could seriously affect our business.

    Our failure to develop and introduce new products in a timely fashion could materially adversely affect our business, results of operations and financial condition. The markets for our solar electric power products are characterized by changing technology. While we believe we have developed a new technology for solar electric power applications, our future success will depend in large part on our ability to keep pace with advancing solar electric power technology.

    In addition to our Silicon-FilmTM technology, we believe that there are a variety of competing technologies under active development by other companies, including amorphous silicon, cadmium telluride and copper indium diselenide, as well as advanced concepts for the manufacture of bulk (ingot based), ribbon and thin film crystalline silicon. Any of these competing technologies could achieve lower manufacturing costs than those expected to be achieved by Silicon-FilmTM products we are developing. There is the risk that our development efforts will be rendered obsolete by technological advances of others or that other materials will prove more advantageous for the commercialization of solar electric power products. We believe that to remain competitive in the future, we will need to invest significant financial resources in research and development.

Our contracts with federal and state governments subject us to certain risks including termination and audit. The United States government has filed an action against us.

    We intend to continue our policy of selectively pursuing contract research programs funded by various agencies of the United States government and state governments to complement and enhance our own resources.

    The percentage of our total revenues derived from government-related contracts was approximately 12.8%, 9.3% and 6.9% for 1998 and 1999 and for the nine months ended September 30, 2000, respectively. Contracts involving the United States government are subject to various risks, including the risk of termination at the convenience of the government. To date, the government has not terminated any of our contracts. Other risks include potential disclosure of our confidential information to third parties, audits and the exercise of "march-in" rights by the government. March-in rights refer to the right of the United States government or a government agency to exercise its non-exclusive, royalty-free, irrevocable worldwide license to any technology developed under contracts funded by the government if the contractor fails to continue to develop the technology.

    There is no certainty that the United States government will continue its commitment to programs to which our development projects are applicable or that we can compete successfully to obtain funding available pursuant to these programs. A reduction or discontinuance of the government's commitment to these programs or of our participation in these programs could have a material adverse effect on our business, results of operations and financial condition.

    Substantially all of our revenues from government contracts, including overhead rates, are subject to audit under various federal statutes. In October 2000, the United States government filed a civil action against us alleging overbilling of $2.3 million on government contracts. The suit also seeks treble damages and penalties. The government alleges that for the periods from 1991 through 1995, we charged the government for costs of our commercial operations. The central issue is the allocation of the costs of our pilot manufacturing line to our government contracts. We have been in a dispute about overhead rates with the government since 1996 and have, to date, been unable to resolve the differences. An unfavorable outcome in this action could have a material adverse effect on our operating results and cash flows in the quarter in which this action is resolved. In addition, defending this action may be costly and may divert our management's attention.

There are risks associated with our use of hazardous materials, and our failure to control their use could result in substantial financial liabilities.

    We use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Therefore, we are subject to a variety of federal, state and local government regulations related to the storage, use and disposal of these materials. Failure to comply with present or future regulations could result in an imposition of fines on us, suspension of production or a cessation of operations. We are not aware of any environmental investigation, proceeding or action by federal or state agencies involving any of our facilities. However, under certain federal and state statutes and regulations, a government agency may seek recovery and response costs from both operators and owners of property where releases of hazardous substances were committed by previous occupants of the property or have occurred or are ongoing. If we fail to control the use of, or to restrict adequately the discharge of, hazardous substances, we could be subject to substantial financial liabilities which could have a material adverse effect on our business, results of operations and financial condition.

We are dependent on key personnel, and our business would be disrupted if we are unable to retain and expand our management team.

    The loss of any key employees or principal members of management would be disruptive and could have a material adverse effect on our business and operating results. Due to the nature of our business, we are highly dependent on the continued service of, and on the ability to attract and retain, qualified engineering, technical, manufacturing, sales, marketing and senior management personnel. The competition for such personnel is intense. If we are unable to hire additional qualified personnel as needed, we may not be able to adequately manage and implement our plans for expansion and growth. We may not be able to continue to attract and retain the qualified personnel necessary for the development of our business. Our failure to do so could harm our business.

    None of our personnel is covered by an employment contract other than Allen
M. Barnett, our President and Chief Executive Officer. Any other officer or employee of our company can terminate his or her relationship with us at any time. None of our employees is subject to non-competition agreements which would survive termination of employment. We do not have "key person" insurance coverage for the loss of any of our employees other than a $500,000 insurance policy on the life of Dr. Barnett.

Our stock price is volatile.

    The market for securities of high technology companies, including ours, has been highly volatile. The market price of our common stock has fluctuated between $5.875 and $63.922 from February 13, 1998 to November 2, 2000. The last sale price on November 2, 2000 was $41.875 per share. It is likely that the price of our common stock will continue to fluctuate widely in the future. Factors affecting the trading price of our common stock include:

  .   responses to quarter-to-quarter variations in operating results;

  . announcements of technological innovations or new products by us or our competitors;

  .   failure to meet securities analysts' estimates;

  .   changes in financial estimates by securities analysts;

  . conditions, trends or announcements in the solar electric power industry;

  . announcements of significant acquisitions, strategic alliances, joint ventures or capital commitments by us or our competitors;

  .   additions or departures of key personnel;

  .   sales of common stock;

  . accounting pronouncements or changes in accounting rules that affect our financial statements; and

  .   other factors and events beyond our control.

    In addition, the stock market in general, and the market for technology-related stocks in particular, has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

    Purchasers may be unable to resell their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were the subject of securities class action litigation, it could result in substantial costs, a diversion of management's attention and resources and a material adverse effect on our business, results of operation and financial condition.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains and incorporates by reference forward-looking statements that are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks, uncertainties and assumptions as described in "Risk Factors," elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. All statements, other than statements of historical facts, which address our expectations of sources of capital or which express our expectation for the future with respect to financial performance or operating strategies can be identified as forward-looking statements. As a result, there can be no assurance that our future results will not be materially different from those described herein as "believed", "anticipated", "estimated" or "expected", which reflect our current views with respect to future events. We caution readers that these forward-looking statements speak only as of the date hereof. Except as required by law, we hereby expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any changes in our expectations or any change in events, conditions or circumstances on which such statement is based.

                                USE OF PROCEEDS

    We will receive net proceeds of approximately $79.1 million from the sale of 2,000,000 shares of common stock (and an additional $7.9 million from the sale of 200,000 shares if the underwriters' over-allotment option is exercised in full) at an assumed public offering price of $41.875 per share after deducting underwriting commissions and discounts and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of 100,000 shares by the selling stockholders if the underwriters exercise their over-allotment option.

    We intend to use approximately $52 million of the net proceeds of this offering for the expansion of manufacturing capacity, including the purchase of equipment, fit-up costs and training expenses. We intend to use the remaining net proceeds from this offering for research and development, working capital and other general corporate purposes. In addition, in the ordinary course of business we may evaluate potential acquisitions of, or joint ventures with, complementary businesses, products and technologies. Although we have no current commitments or agreements with respect to any acquisition, we might in the future use a portion of the remaining proceeds for acquisitions.

    Pending such uses, we will invest the net proceeds of this offering in short-term, investment grade, interest-bearing instruments.

    The amount we actually spend for these purposes may vary significantly and will depend on a number of factors, including future revenue and cash generated by operations and the other factors described under "Risk Factors." Therefore, we will have broad discretion in the way we use the net proceeds.

                                DIVIDEND POLICY

    We have never declared nor paid any cash dividends on shares of our stock. We currently intend to retain future earnings, if any, to finance our growth and do not anticipate paying any cash dividends in the foreseeable future. The terms of our bank debt agreements prohibit us from paying cash dividends without the consent of the lender.

                        MARKET PRICE OF OUR COMMON STOCK

    Our common stock began trading on the Nasdaq National Market on February 13, 1998 under the symbol APWR. The following table sets forth for the indicated periods, the high and low sales price per share of our common stock as reported on the Nasdaq National Market.

                                                             High   Low
                                                            ------ ------
1998
  First Quarter (from February 13, 1998)....................$10.88.$ 6.00
  Second Quarter..........................................   10.25   7.63
  Third Quarter...........................................    9.75   6.13
  Fourth Quarter..........................................    9.88   5.88
1999
  First Quarter...........................................   14.25   8.50
  Second Quarter..........................................   18.50  10.88
  Third Quarter...........................................   17.25  11.75
  Fourth Quarter..........................................   14.25  10.88
2000
  First Quarter...........................................   49.38  12.88
  Second Quarter..........................................   32.88  13.13
  Third Quarter...........................................   47.75  18.19
  Fourth Quarter (through November 2, 2000)...............   63.92  37.88

    On November 2, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $41.875 per share.

                                 CAPITALIZATION

    The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2000:

  .   on an actual basis; and

  . on an as adjusted basis to give effect to the receipt of the estimated net proceeds from the sale of 2,000,000 shares of common stock offered by us in this offering at an assumed public offering price of $41.875 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

    The table excludes:

  . 2,448,064 shares of common stock subject to options outstanding at September 30, 2000 at a weighted average exercise price of $11.08 per share; and

  . 310,647 shares of common stock reserved for future grant or issuance under our option plans.

                                                           September 30, 2000
                                                           --------------------
                                                           Actual   As Adjusted
                                                           -------  -----------
                                                               (unaudited)
                                                             (in thousands)
Cash and cash equivalents................................. $26,178   $105,231
                                                           =======   ========
Current portion of long-term debt.........................      --         --
Long-term debt............................................      --         --
Stockholders' equity
  Preferred stock, $0.01 par value: 5,000,000 shares
    authorized; no shares issued and outstanding..........      --         --
  Common stock, $0.01 par value: 50,000,000 shares
    authorized; 11,678,006 shares issued and outstanding
    (actual); 13,678,006 shares issued and outstanding
    (as adjusted).........................................     117        137
  Additional paid-in capital..............................  63,854    142,887
  Unearned compensation...................................     (74)       (74)
  Retained earnings.......................................   2,432      2,432
                                                           -------   --------
   Total stockholders' equity.............................  66,329    145,382
                                                           -------   --------
     Total capitalization................................. $66,329   $145,382
                                                           =======   ========

                            SELECTED FINANCIAL DATA

   You should read the following selected financial information in conjunction with our financial statements and their related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from, and are qualified by reference to, our audited financial statements included in this prospectus. The statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 have been derived from audited financial statements not included in this prospectus. The statement of operations data for the nine-month periods ended September 30, 1999 and 2000 and the balance sheet data at September 30, 2000 are derived from, and qualified by reference to, our unaudited interim financial statements included in this prospectus.

                                                                        Nine Months
                                                                           Ended
                                  Year Ended December 31,              September 30,
                          ------------------------------------------- ---------------
                           1995     1996     1997     1998     1999    1999    2000
                          -------  -------  -------  -------  ------- ------- -------
                                                                        (unaudited)
                                   (in thousands, except per share data)

Statement of Operations
 Data:
 Revenues:
 Product sales..........  $ 5,356  $ 6,237  $13,095  $20,206  $31,428 $22,135 $33,264
 Research contracts.....    4,589    4,346    3,512    2,953    3,216   2,349   2,453
                          -------  -------  -------  -------  ------- ------- -------
  Total revenues........    9,945   10,583   16,607   23,159   34,644  24,484  35,717
 Cost of revenues:
 Product sales..........    4,483    6,896    9,311   14,942   22,588  16,042  23,054
 Research contracts.....    3,029    2,580    2,540    2,297    2,264   1,789   1,790
                          -------  -------  -------  -------  ------- ------- -------
  Total cost of
   revenues.............    7,512    9,476   11,851   17,239   24,852  17,831  24,844
                          -------  -------  -------  -------  ------- ------- -------
  Gross profit..........    2,433    1,107    4,756    5,920    9,792   6,653  10,873
 Operating expenses:
 Product development
  expenses..............      314      776    1,007    1,392    2,139   1,541   2,264
 General and
  administrative
  expenses..............    1,469    1,859    1,972    2,496    3,505   2,156   3,141
 Selling expenses.......      444      660      854      951    1,578     989   2,444
 Professional fees
  related to overhead
  dispute...............       --       --       --       --       62      52     326
                          -------  -------  -------  -------  ------- ------- -------
  Income (loss) from
   operations...........      206   (2,188)     923    1,081    2,508   1,915   2,698
                          -------  -------  -------  -------  ------- ------- -------
 Other income
  (expense).............     (108)    (175)    (251)     346      353      46     955
                          -------  -------  -------  -------  ------- ------- -------
 Income (loss) before
  income tax expense
  (benefit).............       98   (2,363)     672    1,427    2,861   1,961   3,653
 Income tax expense
  (benefit).............       --       --       20     (985)     594     588     954
                          -------  -------  -------  -------  ------- ------- -------
 Net income (loss)......  $    98  $(2,363) $   652  $ 2,412  $ 2,267 $ 1,373 $ 2,699
                          =======  =======  =======  =======  ======= ======= =======
 Net income (loss) per
  share:
 Basic..................  $  0.03  $ (0.64) $  0.18  $  0.30  $  0.25 $  0.16 $  0.24
 Diluted................  $  0.02  $ (0.64) $  0.13  $  0.28  $  0.22 $  0.14 $  0.21
 Number of shares used
  in net income (loss)
  per share calculation:
 Basic..................    3,697    3,700    3,710    7,956    9,208   8,653  11,444
 Diluted................    5,362    3,700    6,220    9,572   10,133   9,613  12,870
                                       December 31,
                          -------------------------------------------    Sept. 30,
                           1995     1996     1997     1998     1999        2000
                          -------  -------  -------  -------  ------- ---------------
                                                                        (unaudited)
                                          (in thousands)
Balance Sheet Data:
 Cash and cash
  equivalents...........  $    29  $    25  $ 4,908  $ 6,545  $25,338     $26,178
 Working capital
  (deficiency)..........    1,420     (970)   5,608   14,839   46,131      50,308
 Total assets...........    8,615    7,887   15,115   28,366   63,507      73,441
 Short-term debt........      812      955      316       --       --         --
 Long-term debt.........      651      528    6,277       --       --         --
 Total liabilities......    3,894    4,948   11,356    5,103    6,014       7,111
 Redeemable convertible
  preferred stock.......    5,798    5,798    5,798       --       --         --
 Total stockholders'
  equity (deficit)......   (1,077)  (2,860)  (2,039)  23,263   57,493      66,329

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    You should read the following Management's Discussion and Analysis of Financial Condition and Results of Operations in conjunction with our financial statements and their related notes included in this prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under "Risk Factors," "Business" and elsewhere in this prospectus.

Overview

    We develop, manufacture, market and sell a range of solar electric power generation products, including solar cells, modules, panels and our SunChoiceTM pre-packaged systems for the global marketplace. Solar cells are the core component inside every solar electric power system. Our products provide an environmentally friendly, reliable energy solution at the point of use and are sold for both off-grid and on-grid applications. In off-grid applications, our products provide the primary source of electric power for rural homes and villages and supply power for equipment in the telecommunications and transportation industries. In on-grid applications, our products provide a renewable source of alternative or supplemental electric power and provide reliable back-up power in the event of a utility outage. In addition to our solar power generation product offerings, we sell wholesale solar electric power under long-term purchase agreements through a joint venture with GPU International, Inc.

    We currently generate product revenues from the sale of solar cells, modules, panels and pre-packaged systems. While the predominant source of our product revenues to date has been recycled wafer products, we are continuing a significant expansion of our Silicon-FilmTM manufacturing capacity. We recognize product sales revenue upon shipment. Product sales represented 93.1% of total revenues for the nine months ended September 30, 2000 and 90.7% for the year ended December 31, 1999. Solar cell prices and manufacturing costs vary depending upon supply and demand in the market for solar cells and modules, order size, yields, the costs of raw materials, particularly reclaimed silicon wafers recycled from the semiconductor industry, and other factors.

    We also generate revenue from contracts with various federal government agencies to conduct research on advanced Silicon-FilmTM products and optoelectronic devices. Generally, these contracts last from six months to three years. We recognize research contract revenue at the time costs benefiting the contracts are incurred, which approximates the percentage of completion method.

    For the nine months ended September 30, 2000, 79.7% of our product revenues were generated by sales to customers located outside of the United States. We believe that international sales will continue to account for a significant portion of our product sales for the foreseeable future. Current sales are denominated in U.S. dollars and foreign exchange rate fluctuations have not had an impact on our results of operations.

    Solar cells that we manufacture are sold to original equipment manufacturers that assemble the solar cells into modules. In addition, we assemble and sell modules to distributors and value-added resellers. We have also begun to sell our SunChoiceTM systems. The sale of modules and systems results in substantially more revenue to us than the sale of solar cells due to the incremental value of the additional materials, labor and overhead. Accordingly, our product sales are affected not just by changes in total solar cells produced, but by changes in the sales mix among solar cells, modules and systems. The gross margin percentages for modules and systems are generally less than those of solar cells. As a result, changes in the product sales mix may also affect total product gross margin.

    Substantially all of our revenues from government contracts are subject to audit under various federal statutes. We have been in a dispute about indirect cost rates with the government since 1996 and have, to date, been unable to resolve our differences. In October 2000, the United States government filed a civil action against us in the U.S. District Court for the District of Delaware, to recover damages and penalties with respect to the submission of invoices and Incurred Cost Submissions in connection with contracts with the U.S. Department of Defense and U.S. Department of Energy. The allegations in the complaint involve our Incurred Cost Submissions, which are used to determine indirect cost rates, for the period from 1991 through 1995, and invoices submitted between July 1994 and January 1996. The government had previously audited and accepted our indirect cost rate structure for 1991 through 1993. The complaint alleges that we falsely claimed that certain costs were properly allocable to the government contracts when those costs were attributable to a commercial venture, resulting in overpayments to us of at least $2.3 million and seeks treble damages and penalties aggregating approximately $7.9 million. Our proposed final indirect cost rates for 1996 have been submitted but have not yet been audited. This dispute does not affect our indirect cost rates for 1997, 1998 and 1999, inasmuch as we revised our methodology for determining those rates.

    This action is in the early procedural stages. Accordingly, we cannot predict the timetable on which this action will proceed. We disagree with the allegations in the complaint and believe that we have valid defenses to the government's claims. We intend to defend this action vigorously. However, because litigation is subject to uncertainties, it is not possible for us to predict the outcome of this action. An unfavorable outcome could have a material adverse effect on our operating results and cash flows in the quarter in which this action is resolved, but we do not expect that an unfavorable outcome would have a material adverse effect on our business or financial condition. In addition, defending this action may be costly.

Results of Operations

    The following table sets forth selected financial data as a percentage of total revenues for the periods indicated:

                                                                 Nine Months
                                              Year Ended            Ended
                                             December 31,       September 30,
                                           -------------------  --------------
                                           1997   1998   1999    1999    2000
                                           -----  -----  -----  ------  ------
Revenues:
  Product sales...........................  78.9%  87.2%  90.7%   90.4%   93.1%
  Research contracts......................  21.1   12.8    9.3     9.6     6.9
                                           -----  -----  -----  ------  ------
     Total revenues....................... 100.0  100.0  100.0   100.0   100.0
                                           -----  -----  -----  ------  ------
Cost of revenues:
  Product sales...........................  56.1   64.5   65.2    65.5    64.5
  Research contracts......................  15.3    9.9    6.5     7.3     5.0
                                           -----  -----  -----  ------  ------
     Total cost of revenues...............  71.4   74.4   71.7    72.8    69.5
                                           -----  -----  -----  ------  ------
     Gross profit.........................  28.6   25.6   28.3    27.2    30.5
Operating expenses:
  Product development expenses............   6.1    6.0    6.2     6.3     6.3
  General and administrative expenses.....  11.9   10.8   10.1     8.9     8.9
  Selling expenses........................   5.1    4.1    4.6     4.0     6.8
  Professional fees related to overhead
    dispute...............................    --     --    0.2     0.2     0.9
                                           -----  -----  -----  ------  ------
     Total operating expenses.............  23.1   20.9   21.1    19.4    22.9
                                           -----  -----  -----  ------  ------
Income from operations....................   5.5    4.7    7.2     7.8     7.6
Other income (expense)....................  (1.5)   1.5    1.0     0.2     2.7
                                           -----  -----  -----  ------  ------
Income before income tax expense
  (benefit)...............................   4.0    6.2    8.2     8.0    10.3
Income tax expense (benefit)..............   0.1   (4.2)   1.7     2.4     2.7
                                           -----  -----  -----  ------  ------
Net income................................   3.9%  10.4%   6.5%    5.6%    7.6%
                                           =====  =====  =====  ======  ======

Comparison of Nine Months Ended September 30, 2000 and 1999

    Revenues. Our total revenues were $35.7 million for the nine months ended September 30, 2000, an increase of $11.2 million or 45.9% from 1999. Product sales were $33.3 million for the nine months ended September 30, 2000, an increase of $11.1 million or 50.3% from 1999. Our increase in product sales was due to higher production volumes, resulting from both manufacturing capacity expansion and improvements in manufacturing productivity, as well as continued strong demand for our products. Research contract revenues were $2.5 million for the nine months ended September 30, 2000, an increase of $100,000 or 4.4% from 1999.

    Gross profit. Our gross profit was $10.9 million for the nine months ended September 30, 2000, an increase of $4.2 million or 63.4% from 1999. Product gross profit for 2000 was $10.2 million, an increase of $4.1 million or 67.6% from 1999. Our product gross margin was 30.7% for the nine months ended September 30, 2000. In the similar 1999 period, the product gross margin was 27.5%. The increase in product gross margins was due to continued improvements in productivity as well as increased production volumes and revenue contribution from our second manufacturing plant which came on-line in the second quarter of 1998. Our gross profit on research contracts for the nine months ended September 30, 2000 was $663,000, an increase of $104,000 or 18.5% from the 1999 period.

    Product development expenses. Our product development expenses for the nine months ended September 30, 2000 were $2.3 million, up $724,000 or 47.0% from 1999. The increase is due to a higher level of development activity for our Silicon-FilmTM products and other new products.

    General and administrative expenses. Our general and administrative expenses for the nine months ended September 30, 2000 were $3.1 million, an increase of $985,000 or 45.7% from the similar 1999 period. The increase is primarily due to higher levels of salaries as a result of additional positions to support our growth, professional fees, insurance expenses and certain costs of being a public company such as annual report, proxy solicitations and other related costs.

    Selling expenses. Our selling expenses for the nine months ended September 30, 2000 were $2.4 million, an increase of $1.5 million or 147.1% from 1999. The increase is due to higher salary costs and relocation costs as a result of additions to the sales and marketing staff, increased advertising expenditures and higher travel costs.

    Professional fees related to overhead dispute. Our professional fees incurred in connection with our overhead dispute for the nine months ended September 30, 2000 were $326,000, an increase of $274,000 from the similar 1999 period. This increase is due to the high level of activity, and related professional fees, related to the dispute during the third quarter of 2000.

    Interest income. Our interest income for the nine months ended September 30, 2000 was $1.1 million, as compared with $69,000 in the 1999 period. The increase was due to higher cash balances available for investment, as a result of our public offering in the fourth quarter of 1999.


    Equity in losses of joint ventures. Equity in the losses of joint ventures was $88,000 for the nine months ended September 30, 2000. There was no comparable amount in the same period in 1999. The ventures did not have significant operations until the fourth quarter of 1999.

    Income taxes. Income taxes for the nine months ended September 30, 2000 were $954,000, as compared with $588,000 in 1999. The effective tax rate for the 2000 period was 26.1% as compared with 30.0% in the 1999 period. Our effective tax rate is lower than the statutory rates principally as a result of research and experimentation tax credits and the benefit of a Foreign Sales Corporation. The reduction in the effective tax rate is due to a higher percentage of international sales in 2000 as compared to 1999, as well as higher levels of research and experimentation tax credits.

Comparison of Years Ended December 31, 1999 and 1998

    Revenues. Our total revenues for the year ended December 31, 1999 were $34.6 million, an increase of $11.5 million or 49.6% from $23.2 million for the year ended December 31, 1998. Product sales for the year ended December 31, 1999 were $31.4 million, an increase of $11.2 million or 55.5% from $20.2 million for the year ended December 31, 1998. Our increase in product sales was due to increased levels of production from both of our manufacturing facilities, as well as continued strong customer demand. Research contract revenue for the year ended December 31, 1999 was $3.2 million, an increase of $263,000 or 8.9% from $3.0 million for the year ended December 31, 1998.

    Gross profit. Our gross profit for the year ended December 31, 1999 was $9.8 million, an increase of $3.9 million or 65.4% from $5.9 million for the year ended December 31, 1998. Gross profit on product sales was $8.8 million, an increase of $3.6 million or 67.9% from $5.3 million for the year ended December 31, 1998. Gross profit margin on product sales for the year ended December 31, 1999 was 28.1%, as compared with 26.1% for the year ended December 31, 1998. The increase in product gross margin was due to increases in manufacturing volumes and productivity, which reduced product unit costs.

    Gross profit on research contracts for the year ended December 31, 1999 was $952,000, an increase of $296,000 or 45.1% from the year ended December 31, 1998. Gross profit margin on research contracts for the year ended December 31, 1999 was 29.6% as compared to 22.2% for the year ended December 31, 1998. The increase in gross profit and gross margin in 1999 was due to higher effective overhead rates.

    Product development expenses. Product development expenses for the year ended December 31, 1999 were $2.1 million, an increase of $747,000 or 53.7% from $1.4 million for the year ended December 31, 1998. The increase in product development expenses was attributable to increased levels of engineering and manufacturing support dedicated to the development of our Silicon-FilmTM production process.

    General and administrative expenses. Our general and administrative expenses for the year ended December 31, 1999 were $3.6 million, an increase of $1.1 million or 42.9% from $2.5 million in 1998. The increase was due to higher levels of bad debt expense, staffing, professional services and insurance costs.

    Selling expenses. Our selling expenses for the year ended December 31, 1999 were $1.6 million, an increase of $627,000 or 65.9% from $951,000 for the year ended December 31, 1998. The increase was due to higher levels of staffing, travel and advertising expenses.

    Interest expense. Interest expense for the year ended December 31, 1999 was $16,000, a decrease of $236,000 or 93.7% from $252,000 for the year ended December 31, 1998. The decrease was due to lower levels of debt outstanding in 1999 as a result of the repayment of a convertible note in the fourth quarter of 1998.

    Interest income. Interest income for the year ended December 31, 1999 was $338,000, a decrease of $261,000 or 43.6% from $599,000 for the year ended December 31, 1998. The decrease was due to a lower level of cash balances during 1999. However, in the fourth quarter of 1999, we completed a follow-on equity financing, raising net proceeds of $30.2 million.

    Equity in earnings of joint ventures. Equity in the earnings of joint ventures was $63,000 for the year ended December 31, 1999. There was no comparable amount in 1998. One of the ventures was formed in 1999, and the other venture did not have significant operations until 1999.

    Income taxes. Income tax expense for the year ended December 31, 1999 was $594,000, as compared to a benefit of $985,000 for the year ended December 31, 1998. The effective tax rate is lower than the statutory rates principally as a result of research and experimentation tax credits and the benefit of a Foreign Sales Corporation. The 1998 benefit represents the change in the valuation allowance pertaining to the Company's net operating loss carryforward. Net operating loss carryforwards totaling approximately $3.9 million are available through 2011 to reduce federal and state taxable income as of December 31, 1999.

Comparison of Years Ended December 31, 1998 and 1997

    Revenues. Our total revenues for the year ended December 31, 1998 were $23.2 million, an increase of $6.6 million, or 39.5%, from $16.6 million for the year ended December 31, 1997. Product sales for the year ended December 31, 1998 were $20.2 million, an increase of $7.1 million, or 54.3%, from $13.1 million for the year ended December 31, 1997. Our increase in product sales was due to increased levels of production from the addition of a second manufacturing facility in the first half of 1998 as well as improvements in manufacturing technology and manufacturing productivity, allowing us to satisfy a greater percentage of backlog orders. Research contract revenue for the year ended December 31, 1998 was $3.0 million, a decline of $559,000, or 15.9%, from $3.5 million for the year ended December 31, 1997. The decline in research contract revenue, which was expected, was primarily attributable to continued reduction of our contract overhead rates as a result of the ongoing transformation from a government contractor to a manufacturing company.

    Gross profit. Our gross profit for the year ended December 31, 1998 was $5.9 million, an increase of $1.2 million, or 24.5% from $4.8 million for the year ended December 31, 1997. Gross profit on product revenues for the year ended December 31, 1998 was $5.3 million, an increase of $1.5 million from $3.8 million for the year ended December 31, 1997. Gross profit margin on product revenues for the year ended December 31, 1998 was 26.1%, as compared to 28.9% for the year ended December 31, 1997. The change in product gross margin was affected by our expansion into a second manufacturing facility. During the first half of 1998, we incurred start-up costs such as the hiring and training of new employees and facility operating costs but generated little revenue to offset such costs. In the second half of 1998, the quantities of product manufacturing increased and generated revenues, but the gross margins remained below those of our other manufacturing facility. Product gross margins in the fourth quarter were also affected by disruptions to the manufacturing process caused by the installation of new manufacturing equipment, the qualification of new vendors and the large numbers of new employees required to be hired and trained.

    Gross profit on research contract revenues for the year ended December 31, 1998 was $656,000, a decrease of $316,000, or 32.5%, from $972,000 for the year ended December 31, 1997. Gross profit margin on research contracts revenue for the year ended December 31, 1998 was 22.2% as compared to 27.7% for the year ended December 31, 1997. The decrease in gross profit and gross profit margin was attributable to a reduction in our contract overhead rates as a result of our ongoing transition to a manufacturing company, which reduces the amount of overhead expenses that we previously allocated and billed to government contracts.

    Product development expenses. Our product development expenses for the year ended December 31, 1998 were $1.4 million, an increase of $385,000, or 38.3%, from $1.0 million for the year ended December 31, 1997. The increase in product development expenses was attributable to increased levels of engineering and manufacturing support dedicated to the development of our Silicon-FilmTM production process.

    General and administrative expenses. Our general and administrative expenses for the year ended December 31, 1998 were $2.5 million, an increase of $524,000, or 26.6%, from $2.0 million in 1997. The increase was due to increased salary expense due to additional positions to support our growth and the costs of being a public company (legal and accounting fees, liability insurance, printing, stockholders communications) but were offset by a lower level of bonuses.

    Selling expenses. Our selling expenses for the year ended December 31, 1998 were $951,000, an increase of $97,000, or 11.4%, from $854,000 for the year ended December 31, 1997. The increase in selling expenses was due to increased salary, advertising and travel expenses offset by the elimination of sales commissions paid to third parties.

    Interest expense. Interest expense for the year ended December 31, 1998 was $252,000, a decrease of $117,000, or 31.7% from $369,000 for the year ended December 31, 1997. The decline in interest expense was attributable to a reduction in our level of indebtedness, including the repayment of bank debt in March 1998 and the repayment of a $5.0 million convertible promissory note in October 1998.

    Interest income. Interest income (principally net interest income) for the year ended December 31, 1998 was $599,000 as compared with interest income of $114,000 for the year ended December 31, 1997. The increase was attributable to increased cash balances and related levels of interest income as a result of the proceeds of our initial public offering.

    Income taxes. An income tax benefit of $985,000 was recorded for the year ended December 31, 1998 as compared with $20,000 of expense for the year ended December 31, 1997. The 1998 benefit represents the change in the valuation allowance pertaining to our net operating loss carry forwards. The 1997 expense represents our alternative minimum tax liability.

Liquidity and Capital Resources

    At September 30, 2000, we had cash of $26.2 million, as compared with $25.3 million at December 31, 1999. Cash provided by operating activities of $3.7 million for the nine months ended September 30, 2000 was principally due to decreases in accounts receivable balances. Cash used in operating activities for the nine months ended September 30, 1999 of $4.0 million was principally due to increases in accounts receivable and inventory.

    Cash used in investing activities of $5.6 million and $2.9 million for the nine months ended September 30, 2000 and 1999, respectively, was principally due to capital expenditures for the increase of manufacturing capacity.

    Net cash provided from financing activities of $2.8 million and $768,000 for the nine months ended September 30, 2000 and 1999, respectively, was principally due to the exercise of stock options.

    Our sources of liquidity as of September 30, 2000 consist principally of cash of $26.2 million and available bank credit lines of $4 million. Any borrowings under our bank facilities will be secured by accounts receivable, inventory and machinery and equipment.

    We expect that our available cash balance, together with our proceeds from this offering, our projected cash generated from operations and available bank credit lines will be sufficient to fund our activities for at least the next two years.

Qualitative and Quantitative Disclosures About Market Risk

    We develop products in the United States and market our products in North America as well as in the Europe and Asia Pacific and Africa regions. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Because all of our revenues are currently denominated in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the short-term nature of our investments, we believe that there is not a material risk exposure.

                                    BUSINESS

Overview

    We develop, manufacture, market and sell a range of solar electric power generation products, including solar cells, modules, panels and our SunChoiceTM pre-packaged systems for the global marketplace. Solar cells are the core component inside every solar electric power system. Our products provide an environmentally friendly, reliable energy solution at the point of use and are sold for both off-grid and on-grid applications. In off-grid applications, our products provide the primary source of electric power for rural homes and villages and supply power for equipment in the telecommunications and transportation industries. In on-grid applications, our products provide a renewable source of alternative or supplemental electric power and provide reliable back-up power in the event of a utility outage. In addition to our solar power generation product offerings, we sell wholesale solar electric power under long-term purchase agreements through a joint venture with GPU International, Inc.

    We sell our products in the United States as well as in several selected international markets such as Germany, Spain, Japan, China and South Africa. According to PV Energy Systems, the solar electric power industry sold approximately 200 megawatts of power generating capacity in 1999, which represented approximately $2.6 billion in equipment sales. PV Energy Systems forecasts growth for solar electric power shipments of 25% per year over the next five years. We currently have capacity to produce approximately 35 megawatts of solar electric power generating products per year. We expect to increase our production capacity to 65 megawatts by the end of 2001 and plan to continue to increase both our production capacity and capacity utilization to meet this rapidly growing demand.

    We believe that our products are cleaner, have superior reliability, are less costly to operate and are more easily scaled to any size application compared with other distributed generation technologies. Additionally, we believe our focus on silicon wafer sourcing, equipment and process engineering, and product design has allowed us to reduce production costs and increase the mechanical and electrical yields of our products.

The Electric Power Industry

    The electric power industry comprises one of the largest segments of the global economy, with annual electric power revenues of approximately $1 trillion. Approximately $200 billion is spent annually on power generation and delivery equipment, of which approximately 90% is utilized for centralized power plants where electricity is generated at a large scale and distributed to end users through a network of transmission cables. Currently, approximately 10% of the overall power equipment market comprises distributed generation systems sold to customers located in remote or rural areas or for use in back-up or standby duty to improve power quality and reliability.

Structural Change within the Electric Power Industry

    The electric power industry is currently undergoing significant changes to its basic structure and operating models. Governments in the United States and other countries are changing the model of vertically integrated local electric utility monopolies, whose prices are directed by regulators, in favor of a deregulated, competitive industry structure. Furthermore, new power generation technologies have expanded users' options for procuring electric power.

    We believe that these regulatory changes will promote greater consumer choice and facilitate increased use of distributed generation technologies as electric power providers increasingly will seek to differentiate their product offerings on the basis of cost, reliability and power generation source.

    Deregulation of the electric power industry is occurring globally, and the rules which govern this process differ significantly among countries. In the United States, deregulation is proceeding on a state-by-state basis. Currently, there are 23 states that have passed legislation and opened their retail electric power markets to competition, and an additional 20 states have formal deregulation procedures underway.

    As part of the deregulation process, governments in Europe, Japan and the United States are implementing legislation and introducing various economic incentives. Renewable energy providers and users benefit from the following types of governmental assistance:

  .   portfolio standards mandating the use of renewable energy sources;

  . direct purchase subsidies to end users to offset up-front capital costs; and

  . net metering laws which allow end users to sell electric power back into the grid at full retail prices.

    The combination of some or all of these types of governmental assistance provides an attractive market opportunity for our solar electric power products. In Europe and Japan, we estimate that these programs have stimulated the installation of more than 64,000 solar electric power residential systems from 1995 through 1999. In California, which was the first state to fully deregulate its electric power industry, the legislature set aside $54 million in 1998 for solar electric power programs, including a five-year direct subsidy program for homeowners who purchase solar electric power systems.

The Adoption of Distributed Generation

    An increasingly competitive power industry, coupled with increased consumer demand for high quality, reliable, accessible, competitively priced and environmentally friendly sources of electric power, is creating opportunities for new technologies for electric power generation, transmission and distribution. We believe that distributed generation technologies will capitalize on these new opportunities based on the following factors:

  . Increasing Demand for High Quality and Reliable Power. The proliferation of Internet communications and the associated digital communications infrastructure has resulted in a significant increase in the demand for high quality and reliable power sources. According to the Electric Power Research Institute, an electric utility sponsored research collaborative, the cost of power disruptions in the United States is approximately $50 billion per year. For this reason, many technology and communications businesses are installing highly reliable, grid parallel on-site generation systems. We believe that power quality and reliability will become increasingly important factors for customers involved with all aspects of technology and communications applications, and that distributed generation technologies such as solar electric power will be favored due to their ability to deliver high quality power at high levels of service reliability.

  . Capacity Constraints. We believe that expansion of the existing electric power infrastructure may not reliably meet growth in the demand for electric power. According to the United States Department of Energy, peak summer demand for electric power has increased by 25% since 1990, while power supply capacity has increased by only 6% over the same period. Also, according to industry sources, capacity reserve margins, which represent the amount of excess generation capacity available during peak usage periods, have decreased in the United States from 33% in 1982 to 14% in the summer of 1999. Increasing the existing and aging infrastructure to meet capacity constraints will be capital intensive, time consuming and may be restricted by environmental concerns. We believe that distributed generation products, in particular solar electric power products, offer the best solutions for overcoming many of the obstacles associated with providing additional capacity for energy customers.

  . Environmental Concerns and Regulations. Several countries, including Japan, Germany and the United States, have introduced economic incentives geared towards the commercialization and expansion of renewable energy sources. We believe that continuing public and governmental concern regarding environmental issues such as global warming and air pollution, alongside continued development of cost-competitive, environmentally friendly alternatives, will encourage additional legislative initiatives in support of distributed generation solutions.

  . Technological Advancement. We believe that advances in technology, design and manufacturing processes will continue to reduce the cost and enhance the performance characteristics of distributed generation products, which should ultimately make distributed generation attractive to a broader market of consumers.

    We believe that installing distributed generation technologies, such as solar power, is one of the most promising strategies for addressing these new electric power generation transmission and distribution opportunities.

The Solar Power Advantage

    Although a number of new technologies, including fuel cells and microturbines, can generate electric power in a distributed or point-of-use fashion, solar electric power offers several benefits relative to other distributed generation technologies:

  . Reliable and low maintenance. With no moving parts, solar power systems reliably power some of the world's most sensitive applications, from space satellites to microwave stations in mountainous and other remote, harsh environments.

  . Modular and scalable. Solar electric power is highly scalable and can be deployed in many sizes and configurations, from hand-held devices to large power generating facilities almost anywhere in the world.

  . Zero emission. Solar power is the only method of distributed generation that produces no emissions.

  . Renewable. Solar power is the only distributed generation technology that utilizes a renewable energy source. Solar electric power systems can provide the advantages of other distributed generation systems without the need for fuel or regular maintenance.

  . No fuel infrastructure. Solar electric power converts energy from the sun and therefore is not dependent on the existence, development or maintenance of a fuel delivery infrastructure.

    Additionally, the power output from a solar electric power system is well-matched to periods of peak load demand, typically occurring during hot summer days. We believe that this factor will become increasingly significant as time-of-day pricing or other variable pricing mechanisms are implemented to respond to delivery constraints during periods of high demand.

The Solar Power Industry

    Solar electric power addresses the needs of three major market segments:

  . On-grid. In this application, solar electric power is used as an environmentally preferred source of alternative or supplemental electric power for customers already connected to the utility grid and to provide reliable back-up power in the event of a utility outage.

      Primarily concentrated in Europe, Japan and the United States, this application has represented the fastest-growing segment of the solar electric power market since 1996.

  . Rural electrification. Many of the estimated two billion people still without electric power live in geographic areas not conducive to electrification by means of the utility grid. For these people, solar electric power can be a cost effective and rapid way in which to gain access to electrical supply.

  . Telecommunications and transportation industries. Solar electric power is used for a wide variety of applications related to the telecommunications and transportation industries. Examples of these applications include cellular telephone base stations, fiber-optic and radio repeaters, telemetry and data acquisition systems, traffic information signs, warning displays and emergency call boxes.

    PV Energy Systems estimated 1999 worldwide solar electric power industry shipments at 201 megawatts, which represents approximately $2.6 billion in equipment sales. Since 1996, industry shipments have increased at a compound annual growth rate of 31%. During this period, the fastest-growing solar electric power market segment has been for on-grid applications, where consumers already connected to the utility grid are choosing solar electric power as an alternative to conventional on-grid sources. Since 1996, on-grid shipments have grown at a compound annual growth rate of 90% and now account for 31% of the total market in 1999. We believe that growth in the on-grid market segment is being driven by customer preference for environmentally friendly electric power technologies and by the worldwide trend toward deregulation within the electric utility industry.

    The chart below highlights the growth and market share of worldwide on-grid and off-grid solar electric power shipments.



                                    [GRAPH]

                                       On-Grid    Off-Grid

                                1996       9         80
                                1997      29         97
                                1998      37        115
                                1999      65        137

    PV Energy Systems predicts that solar electric power shipments will continue to increase at a compound annual growth rate of 25% through 2005, and that on-grid shipments and off-grid shipments will grow at compound annual rates of 35% and 18%, respectively. According to this forecast, the on-grid segment will be approximately 51% of the total solar electric power market by 2005.

The Solar Power Challenge

    Solar electric power is often the most cost-effective source of electric power in selected off-grid applications. While governmental assistance and enhanced consumer choice have accelerated the use of solar electric power for on-grid applications, the widespread utilization of solar electric power by customers connected to the utility grid has been limited principally by production costs. The ability to reduce production costs is driven by three primary factors:

  . Materials sourcing. Reducing raw materials cost must be achieved without compromising product quality or reliability.

  . Equipment and process engineering. Increased process throughput must be achieved while maintaining or improving product performance.

  . Product design. Optimized product design must be achieved to capture economies of scale and lower production cost per kilowatt.

    Most of the solar electric power technologies that have been commercialized to date have not adequately reduced costs while maintaining the requisite levels of performance and reliability. These technologies fall into two basic categories--technologies based on ingots of crystalline silicon and technologies based on thin films of semiconductors other than crystalline silicon. The manufacture of ingot-based silicon wafers requires expensive equipment, consumes large amounts of electricity, wastes a significant portion of raw materials and takes several days to complete. Although thin films appear to offer the potential to reduce cost, low efficiency, poor stability and high capital costs have hampered the commercialization of thin-film solar electric power technologies to date.

Our Technology Solution

    We have developed an innovative and proprietary set of technologies and processes for the manufacture of solar cells which optimizes several stages in the manufacturing process to progressively reduce production costs while increasing mechanical and electrical yields. We have also introduced several solar cell design features that allow us to generate more power per solar cell which ultimately reduces the cost per kilowatt. Our manufacturing and design innovations address the primary challenges in solar cell production. These include:

  . Silicon wafer formation and sourcing. We have developed two proprietary manufacturing processes that allow us to significantly reduce silicon wafer cost. Our recycled semiconductor wafer technology recycles silicon wafers from the semiconductor industry for the production of solar cells. Our Silicon-FilmTM technology does not require high-purity silicon and produces large area silicon sheets in a fraction of the time of traditional ingot-based wafer manufacturing. Both of our processes are based on crystalline silicon and build on this material's established track record of performance and reliability.

  . Equipment and process engineering. We have designed a range of proprietary equipment and processes that allow us to increase our manufacturing productivity and to generate a higher level of power output per production asset. For example, our Silicon-FilmTM technology is a continuous, high-speed production process that produces silicon wafers in minutes. In contrast, traditional ingot-based silicon wafer manufacturing requires expensive wafer formation and sawing equipment and takes several days to produce the same quantity of solar power.

  . Product design. Our technology will allow us to produce solar cells in sizes up to 12 inches, with corresponding power output of up to 10 watts per solar cell. This is approximately three times more powerful than the largest solar cell currently available. More powerful solar cells reduce the cost per watt for module assembly and installation because the fixed costs of these operations can be amortized over more watts. Our next-generation Silicon-FilmTM solar cell, currently under development, also incorporates integrated circuit design concepts that further increase functionality and reduce cost.

    Our focus on silicon wafer sourcing, equipment and process engineering and product design has allowed us to significantly reduce our production cost per watt and has provided us with significant operating leverage to grow our business.

Strategy

    Our goal is to become the leading global solar electric power company. To achieve this, we intend to:

  Maintain our manufacturing and technology advantage

    We intend to continue to enhance our manufacturing processes and technologies and to introduce innovative solar electric power products. We intend to leverage our recycled semiconductor wafer and Silicon-FilmTM technology platforms in order to further reduce solar cell manufacturing costs and increase market share. We have consistently introduced new products to provide our customers with improved levels of functionality, price and performance and to access new market opportunities. We plan to build on this history of innovation through the continued introduction of new products, including solar cells, modules, panels, systems and wholesale solar electric power.

  Rapidly expand manufacturing capacity

    We intend to capitalize on our manufacturing expertise and replicable method of expanding manufacturing capacity. Over the past two years we have approximately tripled our manufacturing output. We plan to use a portion of the net proceeds from this offering to further expand our manufacturing capacity by a combination of organic growth and potential acquisitions.

  Become a leading supplier of residential and commercial "premium power" on-grid solutions

    We believe that the deregulation of the energy industry is creating a favorable environment to market residential and commercial rooftop solar systems to domestic on-grid customers. We believe that power reliability will become increasingly important to customers, and that solar electric power systems are one way for consumers to increase the reliability of their electricity supply. We have begun to sell our SunChoiceTM systems to customers in states such as California, Arizona, New York and New Jersey that are implementing favorable legislation, introducing economic incentives and promoting consumer choice.

  Expand relationships with module assemblers

    In international markets, local module assemblers are often best positioned to deliver customized solutions and to compete for local business. We intend to expand our relationships with selected module assemblers and to offer additional products and services, including factory design, equipment selection, process training and quality assurance. We believe that this strategy will allow us to broaden our international reach and to penetrate new markets. In July 1999, we formed a joint venture with Atersa, S.A., a leading Spanish module assembler and systems integrator, to provide these services.

  Pursue strategic relationships

    We intend to continue to pursue strategic relationships to introduce new technologies and products, enter new geographic markets, attract new customers and pursue additional revenue opportunities. These relationships may take various forms, including cooperative marketing agreements, joint ventures and strategic alliances. Through our GPU Solar joint venture, we have developed the capability to generate and sell wholesale solar electric power in selected markets in the United States.

Products

    We currently sell five classes of products: solar cells, modules, panels, systems and wholesale solar electric power.

  . Solar cells are semiconductor devices that convert sunlight directly into electricity by means of a solid-state process known as the photovoltaic effect.

  . Modules are assemblies of solar cells connected together and encapsulated in a weatherproof package.

  . Panels are assemblies of several modules wired together in our factory and mounted on a common support structure. Panels are typically used to reduce field assembly cost in systems where hundreds or thousands of individual modules are required.

  . Systems typically include a group of modules or panels, a storage battery and electronic equipment for power conditioning and control. Our SunChoiceTM pre-packaged systems are designed for use on residential and small commercial rooftops.

  . Wholesale solar electric power is produced and sold through our GPU Solar joint venture under long-term purchase agreements.

    Solar cells. Solar cells are the core component inside every solar electric power system. We sell most of the solar cells we produce to independent module assembly companies. These customers assemble our solar cells into modules and sell the modules under their own brand name for a variety of local market applications. We believe that our solar cells are preferred by module assembly company customers over other manufacturers' solar cells for several reasons:

  . our solar cells are the largest and most powerful solar cells on the market today;

  . our solar cells are significantly thicker than most solar cells, leading to lower rates of breakage during soldering and packaging; and

  . our solar cells have specially prepared electrical contacts for ease of soldering.

    One of our key strategies has been to capture economies of scale by increasing the size of our solar cells. With our recycled semiconductor wafer process, utilizing single crystal silicon wafers, we capitalized on the movement of the computer chip industry to larger wafer sizes. In 1993, we were one of the first companies to introduce a 5" square single crystal solar cell, which has gradually replaced the earlier 4" solar cell as the industry standard. In 1995, we were the first company to introduce a 6" square single crystal solar cell, and we are still one of only two companies offering a product of this size. In 1998, we introduced our first solar cell made using our Silicon-FilmTM technology which we branded under the name APexTM. This solar cell is identical in size and layout to our 6" single crystal solar cell, which makes it easy for customers whose equipment is already configured for this size to add an APexTM module to their product line. In early 2000 we introduced an 8", 4-watt single crystal solar cell that is approximately 25% more powerful than any other solar cell currently on the market.

    We plan to continue to exploit the economies of scale inherent in the processing and packaging of large solar cells in order to reduce costs further and to differentiate us from our competitors. We also plan to capitalize on the unique large area capability of our Silicon-FilmTM technology to introduce 8" and 12" square APexTM solar cells rated for 4.5 watts and 10 watts, respectively.

                             Our Product Evolution

Product                                                      Power            Introduction
 Name         Dimensions             Cell Type              (Watts)               Date
-------       ----------           --------------           -------           ------------
AP-104         4" square           Single Crystal             1.3                 1991
AP-105         5" square           Single Crystal             2.1                 1993
AP-106         6" square           Single Crystal             3.2                 1995
APx-6          6" square           APexTM                     2.5                 1998
AP-108         8" round            Single Crystal             4.0                 2000
APx-8          8" square           APexTM                     4.5                 2001
APx-12        12" square           APexTM                    10.0                 2002

    Modules. Modules are assemblies of solar cells that can be electrically interconnected to achieve virtually any combination of required electric power output. We manufacture modules with power ratings ranging from 30 to 150 watts. Modules at the lower end of this power range are typically used individually to provide small quantities of energy for non-electrified homes and for a variety of small industrial applications in the telecommunications and transportation industries. Higher power modules are typically used in larger arrays. Most of our module sales are at the higher power ratings. These modules capitalize on our ability to make larger and more powerful cells than our competitors.

    Panels. For systems requiring hundreds or thousands of individual modules, we sell fully assembled panels. Panels are assemblies of high-power unframed modules adhesively bonded to a common support structure and electrically interconnected and tested in our factory. Panels are typically shipped to the job site in reusable shipping racks. The advantage of this product is that we perform much of the electrical and mechanical integration in our factory under controlled conditions, thereby lowering our customers' on-site labor costs and reducing the probability of wiring errors. We believe that we are the only solar electric power company to offer fully assembled panels as a standard product.

    Systems. Our SunChoiceTM systems are standardized systems designed for residential and small commercial rooftops. These systems are designed to operate in parallel with the utility grid and typically generate between 50% and 75% of a home's annual electric power needs. Solar electric power not consumed on the premises is sold back into the utility grid. Most SunChoiceTM systems include a storage battery that allows the system to provide back-up power to selected circuits during a utility outage. We are finding significant customer interest in backup or emergency power. We believe that this interest reflects broad concern by customers about the reliability of the electric power network.

    Wholesale solar electric power. Through GPU Solar, we construct, own, and operate solar electric power plants and sell electric power on a wholesale basis to power marketing companies for resale to end customers. In this case, our product is wholesale electric power, which we sell under long-term power purchase contracts with power markets and electric utilities.

Contract Research and Development

    We selectively pursue contract research programs funded by third parties to help support the development of new technical capabilities and products. These programs have been selected to complement and enhance our long-term development strategy under conditions that permit us to retain the technology developed. We have received substantial third party funding from various agencies of the United States government. Total sums expended for research, development and manufacturing engineering in the years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 2000 were $3.5 million, $3.7 million, $4.4 and $4.1 million, respectively. Of those amounts, approximately $2.5 million, $2.3 million, $2.3 million and $1.8 million, respectively, were externally funded and are a component of contract revenue.

Manufacturing

    We currently manufacture our products in two facilities in Newark, Delaware, one located in Solar Park and the other in nearby Pencader Corporate Center. We believe that our recent experience of building and operating our Pencader plant has allowed us to develop a formal, replicable model for capacity expansion and that this process reduces the risks associated with further capacity expansion. Some of the key elements contributing to this low risk approach are:

  .   utilization of previously proven processes and equipment;

  . increases in solar cell size which allow for greater power output with existing production processes; and

  . flexible manufacturing which enables us to run multiple product configurations through the same line.

    Our manufacturing facilities include a full complement of equipment for wafer, solar cell and module manufacturing and are regularly upgraded to improve capacity and product quality. Included in both facilities are equipment to condition wafers by mechanical and chemical means, furnaces for diffusion, printing and firing equipment for applying electrical contacts to solar cells, equipment for applying anti-reflection coatings on solar cells and solar cell testers. Our Pencader facility contains equipment for assembling and testing modules.

    The research and development portion of our Solar Park facility is equipped with standard semiconductor device development, fabrication and evaluation equipment, including wafer polishing facilities, seven liquid phase epitaxial growth systems for silicon and compound semiconductor devices and furnaces for diffusion, oxidation, alloying and heat treatment, photolithography equipment, vacuum deposition for metals and anti-reflection coatings, plating baths for obtaining low resistance contacts and standard process evaluation equipment including a scanning electron microscope with energy dispersive spectroscopy capability.

Sales and Marketing

    We pursue both direct and indirect sales and marketing strategies according to the dynamics of each targeted market. We currently sell solar cells and modules in selected international on-grid, rural and telecommunications and transportation markets through our direct sales force. We have begun to sell complete systems in selected on-grid markets through indirect channels, including value added resellers, distributors, independent agents and contractors. We currently have relationships with several indirect channel partners which allow us to penetrate selected global markets efficiently. Direct sales to certain customer classes and applications afford us a higher level of control and increased participation in downstream margin opportunities, while our cooperation with indirect partners gives us coverage of certain international markets which would be difficult or impossible for us to access directly. The table below explains the relationship between market segments, product types, customer types, sales channels and applications as they relate to our business.

                               On-Grid                                 Off-Grid
               ---------------------------------------- ---------------------------------------
                 Residential and
                   Commercial                           Telecommunications         Rural
   Market           Buildings        Wholesale Power    and Transportation    Electrification
-------------  ------------------- -------------------- ------------------- -------------------
Our Products   . Solar Cells       . Wholesale Solar    . Modules           . Solar Cells
               . Modules             Electric Power                         . Modules
               . Complete Systems    Generated with
                                     Our Technology

Customer       . Residential and   . Power Marketers    . Original          . Module Assemblers
                 Commercial        . Electric Utilities   Equipment           and Systems
                 Building Owners,                         Manufacturers       Integrators
                 Distributors, and                        and Systems
                 Module Assemblers                        Integrators

Sales Channel  . Direct Sales,     . Joint Ventures     . Direct Sales,     . Direct Sales
                 Internet,                                Agents,
                 Home Builders and                        Distributors and
                 Electricians                             Value Added
                                                          Resellers

Applications   . Solar electric    . Wholesale solar    . Repeater stations . Solar home
                 power systems       power from         . Monitoring and      systems often
                 providing a         solar electric       telemetry systems   located in
                 supplemental        power plants         for highways,       developing
                 environmentally     which is typically   railroads and       countries to
                 friendly power      sold to power        pipelines           provide basic
                 source that can     marketers          . Emergency call      services such as
                 be resold back      through long-term    boxes on highways   light, radio,
                 into the            purchase           . Portable warning    television and
                 utility grid        agreements           signs used at       communications
               . Roof panels       . Blended              highway           . Wireless pay
                 for single          electricity          construction        telephones
                 family homes        products             sites             . Pumps for
               . Roof panels or                                               drinking water
                 exterior panels                                            . Schools and
                 for commercial                                               health clinics
                 buildings                                                  . Vacation cabins

    The domestic on-grid market. We believe that the deregulation of the energy industry provides a favorable climate for marketing solar electric power and solar systems to domestic on-grid customers. In order to focus our marketing efforts, we have developed a methodology to identify promising near-term target markets. Factors which we consider in this methodology include:

  .   the addition of renewable energy sources to portfolio standards;

  . the existence and extent of direct subsidies or tax benefits for solar electric power systems;

  .   the existence of net metering laws;

  .   local retail electricity prices; and

  .   the quality of the regional sunlight resource.

    We have an office in Concord, California that focuses on "premium power" on-grid sales. We plan to increase our direct marketing efforts to promote our sales to homeowners in targeted regions, and we are developing a web-based online shopping tool to allow customers to choose and purchase the system that meets their requirements. We believe that power quality and reliability will become an increasingly important factor for customers involved with all aspects of the Internet and other computer applications, and that distributed generation technologies such as solar electric power will be favored due to their ability to deliver high levels of quality and service reliability.

    The international on-grid market. The international on-grid market has developed more rapidly than the domestic on-grid market, particularly in Europe and Japan. We serve the international on-grid market primarily through the sale of solar cells, which are assembled into modules and panels by our module assembly customers. These products are incorporated into systems and sold directly to homeowners and building owners or sold through intermediaries such as local electricians and homebuilders. Several of our customers have also established subsidiaries to build, own and operate solar electric power plants and to sell the electricity from these power plants to power marketers and end customers.

    Our on-grid module assembly customers have typically established strong brand identity within their regional markets and have in some cases developed unique products that incorporate solar cells into building materials such as roof tiles and curtain-wall glazing systems. These products are growing in popularity in Europe.

    We believe that customers in Europe and Japan are strongly motivated by environmental concerns and that their governments will continue to support renewable energy sources. Therefore, we believe that the international on-grid market will continue to comprise a major portion of our product revenue for the foreseeable future.

    The rural electrification market. This market segment addresses the large number of people throughout the world who are not yet served with electric power. Within this market segment, we typically sell modules directly to original equipment manufacturers who assemble their own complete systems and to systems integrators who design and build systems for end users.

    The telecommunications and transportation markets. These market segments include a wide variety of telecommunications, transportation and related industrial applications. Within these segments, we typically sell modules to assemblers who manufacture and sell completed modules and to value-added resellers and systems integrators who design and build systems for end users.

Customers

    We use a customer acquisition and growth strategy aimed at acquiring new key customers while growing volume with existing customers. First, we target new customers who provide access to high growth market segments while maintaining geographical diversity. Often we enter into a new supply relationship with such a customer as a secondary product supplier. Once a successful supply relationship has been established, our objective is to become the primary product supplier to each new key customer and to grow volume within each account.

    Sales to our ten largest product customers accounted for approximately 68.0%, 73.0%, 73.7% and 71.4% of total revenues in 1997, 1998, 1999 and the nine months ended September 30, 2000, respectively. During 1997, sales to Solar Fabrik, an independent module assembler based in Germany, Golden Genesis (now Kyocera Solar), a systems integrator located in Arizona, and Atersa, accounted for 17.0%, 12.6% and 12.0% of our total revenues, respectively. During 1998, sales to Atersa and Solar Fabrik accounted for 17.6% and 14.3% of our total revenues, respectively. During 1999, Solar Fabrik, Atersa and Kyocera Solar accounted for 23.7% and 13.6% and 10.3% of our total revenues, respectively. During the nine months ended September 30, 2000, sales to Solar Fabrik and Malarkey Products accounted for 20.7% and 10.0% of our total revenues, respectively. No other product customers represented 10% or more of our total revenues for any such periods. We expect that sales of our products to a limited number of customers will continue to result in a high concentration of sales for the foreseeable future and that the loss of certain of these customers could have a material adverse effect on our business, results of operations and financial condition.

    A large percentage of our product revenues are from international customers. For the year ended December 31, 1999 and the nine months ended September 30, 2000, the approximate geographic breakdown of product revenues is shown in the table below:

                     Regional Product Revenues Distribution

                                                                    Nine Months
                                                       Year Ended      Ended
                                                      December 31, September 30,
       Region                                             1999         2000
       ------                                         ------------ -------------
       North America.................................      36%           20%
       Europe........................................      54            57
       Asia..........................................       6            13
       Africa........................................       4            10

    We anticipate that international customers will continue to account for the majority of product revenues for the foreseeable future.

Strategic Alliances

    GPU Solar. GPU Solar, Inc., is our 50 percent owned joint venture with GPU International. We believe that industry restructuring is creating a market for solar electric power and we plan to develop projects to sell wholesale solar electric power into this market through GPU Solar. We believe that this product will appeal to customers who are interested in solar electric power, but who may not choose or be able to install a solar electric power system on their home. In states with retail electric power choice programs, such customers may choose to purchase their electric power from a supplier who offers solar electric power. GPU Solar's business strategy is to:

  . identify sites where we can build solar electric power plants of up to several megawatts of capacity including commercial factory rooftops, parking structures or undeveloped land;

  .   construct power plants utilizing our panels;

  . enter into long-term purchase agreements (typically 15 to 20 years) with power marketers to buy electric power generated by the plant; and

  . operate the power plants using subcontracted operating and maintenance services.

    In July 1999, GPU Solar signed its first power purchase agreement with Green Mountain Energy Resources, one of the leading national environmentally friendly power marketers. The contract calls for Green Mountain Energy Resources to purchase at a fixed rate the entire electrical output of a 132 kilowatt power plant located in Northern California through July 2014. Construction of this plant was completed and power generation began in September 1999. During the first year of operation, the plant produced 163,500 kilowatt hours of electric power.

    In April 2000, GPU Solar signed a letter of intent with Green Mountain Energy Resources to build a second solar electric power plant in Berkeley, California. This second plant, currently under construction, is rated at 100 kilowatts, and is scheduled for completion prior to December 31, 2000.

    AstraSolar. In July 1999, we and Atersa, one of our ten largest product customers, formed AstraSolar, a joint venture for the purpose of manufacturing and supplying solar cells to module assemblers worldwide for the off-grid market segment. AstraSolar started solar cell production in February, 2000 utilizing silicon wafers supplied by us. In addition to producing solar cells, AstraSolar has developed, and is marketing worldwide, standardized module assembly lines. We believe that assembly of solar cells into modules by local companies offers significant political and economic advantages.

    Atersa manufactures modules based exclusively on our solar cells, integrates these modules into systems and markets systems primarily in Europe, Africa and Latin America. As one of the leading systems integrators, Atersa has developed significant expertise in designing, bidding, winning and implementing off-grid projects and programs. Atersa also designs, manufactures and sells module manufacturing equipment and components.

Quality Assurance

    We intend to maintain our reputation as a manufacturer and supplier of quality products and to continuously improve the quality of our products and services. Quality testing starts with the wafer, is continued at several steps during solar cell and module manufacturing and is implemented at each solar cell and module manufacturing step by the staff directly responsible for the daily operation of the manufacturing line. Each operator is trained to recognize and report on the quality of his or her work. Process control issues are communicated to technicians, engineering personnel, supervisors and co-workers, and this team works together to effect an immediate corrective action and eliminate the cause of the problem.

    Quality assurance measures have enabled us to achieve international and domestic product certifications for many of our modules. In June 1996, the Commission of European Communities issued Qualification Certificates for environmental stability and performance for our AP-1106, AP-1206, AP-6105 and AP-7105 modules. In August 1997, we received the Underwriters Laboratory (UL) listing for Silicon-FilmTM module products which confirms that representative samples of these products have been evaluated by UL and meet applicable UL standards and requirements. We intend to submit all new module products for such approval.

Competition

    The market for solar electric power components and systems is intensely competitive. We believe that this market will continue to be intensely competitive, particularly if products with significant cost and performance attributes are developed. We also believe that while a single technology, crystalline silicon, has been dominant throughout the industry's approximately 20 year history, this market will be characterized by future technological change.

    A number of large U.S., Japanese and European companies are actively engaged in the development, manufacturing and marketing of solar electric power components and systems. These include BP Solar, Siemens Solar Industries, Kyocera Corporation, Sanyo Electric Co., Sharp Corp., Shell Solar Energy B.V., ASE GmbH and Canon. All of these companies have significantly greater resources to devote to research, development, manufacturing and marketing than we do. There are also a large number of smaller companies involved in both the development of, as well as the ongoing manufacturing and marketing of, solar electric power components and systems.

    There are a variety of competing technologies currently under active development by a large number of organizations. These technologies include amorphous silicon, cadmium telluride and copper indium diselenide as well as advanced concepts for both bulk ingot-based and thin film crystalline silicon. Any of these competing technologies could theoretically achieve manufacturing costs per watt lower than the Silicon-FilmTM technology developed by us.

    We believe that the principal competitive factors in the market for solar electric power components are:

  .   price per watt;

  .   product reliability, quality and reputation;

  .   product performance, primarily conversion efficiency; and

  .   ease of handling and installation.

    In addition to direct competition from other solar electric power product manufacturers, we face competition from companies using alternative technologies in the distributed generation and wholesale electric power markets. In distributed generation, competing technologies include diesel generators, microturbines and fuel cells. Other wholesale electric power market technologies are based on fuels such as natural gas, coal and uranium as well as renewable resources such as hydro, geothermal and wind. We believe that our products and services will compete successfully with these alternative technologies in our selected target markets.

Patents and Proprietary Technology

    Our success and ability to compete are significantly dependent on our proprietary technology. Our policy is to protect our technologies by filing patent applications with respect to technology considered important to business development. We also rely upon unpatented know-how, continuing technological innovation and the pursuit of licensing opportunities in order to develop and maintain our competitive position. We have been awarded 14 U.S. patents in the field of photovoltaics and had three patent applications pending as of September 30, 2000. Ten of the 14 U.S. patents that have been issued and two of the applications that are pending relate to our Silicon-FilmTM product design and manufacturing process. Of the remaining four patents that have been issued, three protect the design of high performance solar cells using compound semiconductors, and one protects the design of an optical sensor using a compound semiconductor that provides for sensor operation at temperatures much higher than can be employed with conventional elemental materials. The remaining pending application covers the utilization of a design for mounting photovoltaic modules to building structures.

    We decide on a case-by-case basis whether and in what countries we will file foreign counterparts of a U.S. patent application. International counterparts of four issued patents have been filed under the Patent Cooperation Treaty. We will continue to file other U.S. and international patent applications to protect technology we consider important in providing a market advantage for our products. We believe that our patents offer us a competitive advantage, but there can be no assurance that any patents, issued or pending, will not be intentionally circumvented or infringed upon by others.

    In addition to patent protection, we rely on the law of unfair competition and trade secrets to protect our proprietary rights, including our proprietary rights in our Silicon-FilmTM technology. We consider several elements of the Silicon-FilmTM manufacturing process to be trade secrets. We attempt to protect our trade secrets and other proprietary information through non-disclosure agreements with our customers and suppliers and limit the dissemination of information to a need-to-know basis. Although we seek to protect our proprietary information, it is possible that others will independently either develop the same or similar information or obtain access to information that we believe is proprietary.

    All of our employees and consultants are required to sign confidential information non-disclosure agreements upon the commencement of their employment with us. Our non-disclosure agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. These agreements also provide that all inventions made by the individual shall be our exclusive property. However, these agreements may not provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information.

    Silicon-FilmTM, SunChoiceTM and APexTM are our trademarks.

Environmental Regulations

    We use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Therefore, we are subject to a variety of federal, state and local governmental regulations related to the storage, use and disposal of these materials. We believe that we have all the permits necessary to conduct our business. However, failure to comply with present or future regulations could result in fines being imposed on us, suspension of production or a cessation of operations. We believe that we have properly handled our hazardous materials and wastes and have not contributed to any contamination at any of our premises. We are not aware of any environmental investigation, proceeding or action by federal or state agencies involving our premises. However, under certain federal and state statutes and regulations, a governmental agency may seek recovery and response costs from both operators and owners of property where releases of hazardous substances have occurred or are ongoing. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to substantial financial liabilities and could have a material adverse effect on our business, result of operations and financial condition.

Employees

    As of September 30, 2000, we had 402 full-time employees, of whom 48 were engaged in research and development, 303 in manufacturing, 23 in sales and marketing and 28 in administration. None of our employees is covered by a collective bargaining agreement. We have experienced no work stoppages and believe that our employee relations are good.

    To date, we have been able to attract the scientific, engineering, technical and other personnel required by our business. Thirty-four of our management and professional employees have advanced degrees, including six Ph.Ds. Such experienced professionals are in demand, and we must compete for their services with other organizations which may be able to offer more favorable salary and benefits. Historically, turnover among technical and professional employees has been low.

Facilities

    From July 1991 through January 1998, all of our administrative, research and manufacturing facilities were located in a 40,000 square foot building leased from University of Delaware, Newark, Delaware. The initial term of the lease expires in June 2011. However, we may exercise an option to cancel the lease beginning in July 2000. The annual cash rental payment for 1999 was $220,800 and increases approximately 6% each year.

    In January 1998, we entered into a lease for a 60,300 square foot facility to house our Pencader plant. This facility is part of a 130,000 square foot building located in Newark, Delaware, which is approximately six miles from our Solar Park facility. The term of the lease is 10 years with two five-year renewal options. In January 1999, we entered into an agreement for an additional 20,100 square feet in this facility. The commencement date for the amended lease was June 15, 1999. In June 2000 we entered into a new for lease the remaining 50,000 square feet of the building, giving us an aggregate of 130,000 square feet of space all in one facility. The initial term expires September 30, 2010 with all existing prior leases extended to become coterminous with the new lease. We expect to take occupancy of this contiguous space on or about January 1, 2001 at which time the annual rental payment for the first year of the amended lease for 130,000 square feet will be $608,220 and increases an average of approximately 2% each year. In addition, we are responsible for annual operating expenses of the building presently estimated at $132,000. The lease also provides for rights to purchase the entire building if the owner decides to sell it.

    In June 1999, our subsidiary, AstroPowerWest, LLC, entered into a lease with Allied Investments for a 3,000 square foot facility in Concord, California for office and warehouse space. The term of the lease is for three years commencing July 1, 1999 at an annual rent of $28,728 and increases approximately 2.5% each year.

Legal Proceedings

    In October 2000, the United States government filed a civil action against us in the U.S. District Court for the District of Delaware, to recover damages and penalties with respect to the submission of the invoices and Incurred Cost Submissions in connection with contracts with the U.S. Department of Defense and U.S. Department of Energy. The allegations in the complaint involve our Incurred Cost Submissions, which are used to determine indirect cost rates, for the period from 1991 through 1995, and invoices submitted between July 1994 and January 1996. The complaint alleges that we falsely claimed that certain costs were properly allocable to the government contracts when those costs were attributable to a commercial venture, resulting in overpayments to us in excess of at least $2.3 million and seeks treble damages and penalties aggregating approximately $7.9 million. We have been in a dispute with respect to our indirect cost rates with the government since 1996 and this action follows our inability to resolve our differences. The government had previously audited and accepted our indirect cost rate structure for 1991 through 1993.

    This action is in the early procedural stages. Accordingly, we cannot predict the timetable on which this action will proceed. We disagree with the allegations in the complaint and believe that we have valid defenses to the government's claims. We intend to defend this action vigorously. However, because litigation is subject to uncertainties, it is not possible for us to predict the outcome of this action. An unfavorable outcome could have a material adverse effect on our operating results and cash flows in the quarter in which this action is resolved, but we do not expect that an unfavorable outcome would have a material adverse effect on our business or financial condition. In addition, defending this action may be costly and may divert our management's attention.

    We are not party to any other material litigation and we are not aware of any other pending or threatened litigation against us that could have a material adverse effect upon our business, operating results or financial condition.

                                   MANAGEMENT

Executive Officers and Directors

    Our executive officers and directors, and their respective ages and positions as of September 30, 2000, are as follows:

Name                        Age Position
----                        --- --------
Allen M. Barnett..........   60 President, Chief Executive Officer and Director
Peter C. Aschenbrenner....   45 Senior Vice President, Marketing and Sales
Robert B. Hall............   59 Senior Vice President and Chief Scientist
Richard K. McDowell.......   60 Senior Vice President, Manufacturing
Thomas J. Stiner..........   46 Senior Vice President, Secretary and Chief
                                  Financial Officer
George S. Reichenbach(1)..   70 Director
Charles R.                   64 Director
  Schaller(1)(2)..........
Clare E. Nordquist(1)(2)..   64 Director
George W. Roland..........   60 Director
Gilbert H.                   69 Director
  Steinberg(1)(2).........

---------------------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

    Dr. Allen M. Barnett is a founder of the Company and has served as its President and Chief Executive Officer and as a director since the Company's incorporation as a separate entity in 1989. From 1983 to 1989 Dr. Barnett served as General Manager of the AstroPower Division of Astrosystems, Inc. From 1976 to 1993 Dr. Barnett was a Professor of Electrical Engineering at the University of Delaware. From 1976 to 1979 Dr. Barnett served as Director of the Institute of Energy Conversion at the University of Delaware. Dr. Barnett is a technical expert in thin-film materials and devices and has been active in photovoltaic research and development since 1975, during which time he has been awarded 21 U.S. patents, authored or co-authored numerous technical publications and garnered several professional awards. Dr. Barnett is a member of the Board of Directors of the Solar Energy Industries Association and serves on a number of national and international committees in the field. Dr. Barnett received a B.S. and M.S. in Electrical Engineering from the University of Illinois, and a Ph.D. in Electrical Engineering from Carnegie Institute of Technology.

    Peter C. Aschenbrenner was elected Senior Vice President, Marketing and Sales in January 2000. He served as Vice President, Marketing and Sales since 1995 and from 1994 to 1995 Mr. Aschenbrenner served as Director of Marketing of the Company. Prior to this, Mr. Aschenbrenner served in a number of capacities with Siemens Solar Industries, LP, including Director of Marketing from 1992 to 1994 and Director of Technology Development from 1991 to 1992. From 1988 to 1990 Mr. Aschenbrenner served as Co-Managing Director of Photovoltaic Electric GmBH, a joint venture between Siemens AG and Arco Solar, Inc. He served in various positions with Arco Solar from 1978 to 1988. Mr. Aschenbrenner received a B.A. in Product Design from Stanford University.

    Dr. Robert B. Hall has served as Vice President and Chief Scientist since joining the AstroPower Division of Astrosystems, Inc. in 1983. Dr. Hall's responsibilities include research and development of thin-film crystalline materials and ceramic structures for thin-film polycrystalline devices. From 1974 to 1983 Dr. Hall served as Manager, Device Development at the Institute of Energy Conversion at the University of Delaware. Dr. Hall has more than 18 years of solar cell development experience. His accomplishments include development of the first copper sulfide/cadmium sulfide CdS thin film solar cell with greater than 10.0% conversion efficiency, development of the first zinc phosphide solar cell and the development of a reliable deposition and process for copper indium selenide solar cells. Dr. Hall received a B.A. in Physics from Gettysburg College and an M.S. and Ph.D. in Physics from the University of Delaware.

    Richard K. McDowell was elected Senior Vice President, Manufacturing in January 2000 after serving as Vice President, Manufacturing since March, 1998. Prior to joining us in 1996, Mr. McDowell served in various managerial positions with Unisys Corporation including Director of Operations and Plant Manager. Mr. McDowell received a B.S. in Physics from Lasalle College.

    Thomas J. Stiner has served as our Chief Financial Officer since December 1997 and was elected Senior Vice President in January, 2000. From June 1993 to November 1997, Mr. Stiner served as Controller and Treasurer. Mr. Stiner was elected Vice President in 1995 and Secretary in August 1999. From 1984 to 1993 Mr. Stiner served as a Senior Manager at KPMG Peat Marwick, LLP. Mr. Stiner is a Certified Public Accountant and received a B.S. in Business Administration from Bloomsburg University.

    Dr. George S. Reichenbach has served as a director of the Company since 1989. Dr. Reichenbach was a Senior Vice President of Advent International Corporation, a venture capital firm from 1987 to 1998. He serves as a director of Progressive Systems Technology, a semiconductor capital equipment manufacturer. Previously, Dr. Reichenbach worked at the Massachusetts Institute of Technology where has served as an Assistant Professor and Associate Professor of Mechanical Engineering. Dr. Reichenbach received a B.S. in Mechanical Engineering from Yale University and a Ph.D. in Mechanical Engineering from the Massachusetts Institute of Technology. Dr. Reichenbach is a member of our Compensation Committee.

    Charles R. Schaller has served as director of the Company since 1989 and as Secretary from 1989 through March 1998. Mr. Schaller is a management consultant specializing in the petrochemicals industry and a venture developer concentrating in the area of specialty materials. Mr. Schaller also serves as a member of the Board of Directors of Medarex Inc., a publicly held biotechnology firm. From 1985 to 1989, Mr. Schaller served as President and Chief Operating Officer of Essex Vencap, Inc., a venture development subsidiary of Essex Chemical Corporation. Mr. Schaller received a B.E. in Chemical Engineering from Yale University and is a graduate of the Harvard Business School Program for Management Development. Mr. Schaller is a member of our Audit and Compensation Committees.

    Clare E. Nordquist has served as a director of the Company since 1995. Mr. Nordquist is the Managing General Partner of Material Ventures Associates LP, a venture capital partnership specializing in advanced technology materials companies and serves as a director of Leading Edge Ceramics, LLC, a manufacturer and distributor of ceramic powders and shapes; and Viox Corporation, a custom producer of electronic grade, high purity glass powders utilized primarily in electronics applications. Mr. Nordquist received a B.S. in Ceramic Engineering from the University of Washington and an M.B.A. from the University of Denver. Mr. Nordquist is a member of our Audit and Compensation Committees.

    Dr. George W. Roland has served as a director since 1997. Previously he served as President and Chief Executive Officer of our Solar Power Business from 1996 to December 31, 1998 at which time he retired as an officer and employee and has served as a director since 1997. From 1995 to 1996, Dr. Roland served as Vice President and General Manager of the Company's Solar Power Business. From 1993 to June 1995 Dr. Roland served as President of Siemens Solar Industries, LP, an affiliate of Siemens Corporation (USA). Prior to that, Dr. Roland served in various positions, including Vice President and Division Manager of the Metalworking Systems Division, at Kennametal, Inc. Dr. Roland began his industry career in 1968 as a research and development engineer at Westinghouse Electric Corporation's Research and Development Center in Pittsburgh, Pennsylvania. Dr. Roland has been awarded 15 U.S. patents and has authored numerous technical publications throughout his career. Dr. Roland received a B.S. in Geology from Acadia University and a Ph.D. in Geological Science from Lehigh University.

    Gilbert H. Steinberg has served as a director of the Company since 1989. Mr. Steinberg served as Vice President and Chief Financial Officer of Astrosystems, Inc., which was a manufacturer of electronic, electromechanical and power conversion devices until February, 1996. Mr. Steinberg is the founder of Mentortech, Inc., a publicly held company specializing in software development and computer training consulting. Mr. Steinberg received a B.S. in Industrial Engineering at the Massachusetts Institute of Technology and an M.S. in Mathematics from Adelphi College. Mr. Steinberg is a member of our Audit and Compensation Committees.

                             PRINCIPAL STOCKHOLDERS

    The beneficial ownership table set forth below provides information regarding beneficial ownership of our common stock as of September 30, 2000 and as adjusted to reflect the sale of the common stock by us in this offering by:

  . each person or entity who is known by us to own beneficially more than five percent of our common stock, including our Chief Executive Officer;

  . each of our four most highly compensated executive officers in addition to our Chief Executive Officer;

  .   each of our directors; and

  .   all of our directors and executive officers as a group.

    The beneficial ownership table assumes no exercise of the underwriters' over-allotment option, which includes the following number of shares being offered by the selling stockholders:

            Allen M. Barnett..........................
            Robert B. Hall............................
            Thomas J. Stiner..........................
            Clare E. Nordquist........................
            Louis C. DiNetta..........................
                                                       -------
                                                       100,000
                                                       =======

These selling stockholders will participate proportionately in any sales pursuant to a partial exercise of the over-allotment option.

                                                        Percentage
                                                   Beneficially Owned(1)
                                                   ------------------------
Name and Address of            Number of Shares     Prior to       After
Beneficial Owner             Beneficially Owned(1)  Offering      Offering
-------------------          --------------------- ----------    ----------
Allen M. Barnett(2).........       1,508,456               12.3%         10.6%
Brown Investment Advisory &
  Trust Company(3)..........         680,641                5.8           5.0
 19 South Street
 Baltimore, MD 21202
Peter C. Aschenbrenner(4)...          65,823                 *             *
Robert B. Hall(5)...........          78,871                 *             *
Richard K. McDowell(6)......          10,185                 *             *
Thomas J. Stiner(7).........          88,308                 *             *
Clare E. Nordquist(8).......          13,000                 *             *
George S. Reichenbach(9)....          18,000                 *             *
George W. Roland(10)........          13,000                 *             *
Charles R. Schaller(11).....          18,000                 *             *
Gilbert H. Steinberg(12)....          20,000                 *             *
All directors and executive
  officers as a group (ten
  persons)(13)..............       1,833,643               14.9          12.8

---------------------
 *  Less than 1 percent.
 (1) The beneficial ownership is calculated based on 11,678,006 shares of our common stock outstanding as of September 30, 2000. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. In computing the number of shares beneficially owned by a person in the first column and the percentage ownership of that person, shares of common stock subject to options held by that person that were exercisable at or within 60 days of the date hereof are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. The address of each of the executive officers and directors is care of AstroPower, Inc., Solar Park, Newark, Delaware 19716-2000.
 (2) Includes 1,150,114 shares held by a family trust of which Dr. Barnett is a beneficiary and also 285,625 shares subject to options exercisable within 60 days from the date hereof. Dr. Barnett disclaims beneficial ownership of the shares held by the trust except to the extent of his pecuniary interest therein. Does not include 20,000 shares owned by his wife as to which Dr. Barnett disclaims beneficial ownership.
 (3) As reported in a Schedule 13G dated February 14, 2000, Brown Investment Advisory and Trust Company, a bank, has sole power to vote or direct the voting with respect to 273,645 shares and has sole power to dispose or to direct the disposition with respect to 290,970 shares. Brown Advisory Incorporated, a registered investment adviser and a wholly owned subsidiary of Brown Investment Advisory and Trust Company has sole power to vote or direct the voting with respect to 389,671 shares and has the sole power to dispose or direct the disposition with respect to 389,671 shares.
 (4) Includes 65,823 shares subject to options exercisable within 60 days from the date hereof.
 (5) Includes 18,120 shares subject to options exercisable within 60 days from the date hereof.
 (6) Includes 10,185 shares subject to options exercisable within 60 days from the date hereof.
 (7) Includes 73,308 shares subject to options exercisable within 60 days from the date hereof.
 (8) Includes 13,000 shares subject to options exercisable within 60 days from the date hereof.
 (9) Includes 18,000 shares subject to options exercisable within 60 days from the date hereof.
(10) Includes 13,000 shares subject to options exercisable within 60 days from the date hereof.
(11) Includes 18,000 shares subject to options exercisable within 60 days from the date hereof.
(12) Includes 20,000 shares subject to options exercisable within 60 days from the date hereof.
(13) Includes an aggregate of 639,436 shares held by all directors and officers that are subject to options exercisable within 60 days from the date hereof. See Notes (2) and (4) through (12) above.

                          DESCRIPTION OF CAPITAL STOCK

General

    We are authorized to issue up to 50,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. Upon consummation of this offering, no shares of preferred stock will be outstanding. The following description of our capital stock is based upon, and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws.

Common Stock

    As of September 30, 2000, there were 11,678,006 shares of common stock outstanding. As of that same date, there were also outstanding options to purchase an aggregate of 2,448,064 shares of common stock at a weighted average exercise price of $11.08 per share.

    Holders of our common stock are entitled to one vote per share for each share held on all matters submitted to a vote of stockholders. We do not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the shares voting may elect all of the directors standing for election. Subject to preferential rights with respect to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available and are entitled to share ratably in our available assets, after payments of all debts and other liabilities, for distribution to its stockholders in the event of our liquidation, dissolution or winding up. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are, and the shares of our common stock offered hereby, will, upon completion of the offering, be, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate and issue in the future.

Preferred Stock

    Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

    The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Delaware law and certain charter and by-law provisions

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits certain publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person or entity who, together with affiliates and associates, owns or within the three years prior to the date on which the determination of whether such person is an interested stockholders is being made, did own 15% or more of the corporation's voting stock. This statute contains provisions enabling a corporation to avoid the statute's restrictions if the stockholders holding a majority of the corporation's voting stock approve an amendment to the corporation's Certificate of Incorporation or By-Laws. Parallel provisions have been included in our amended and restated certificate of incorporation. These provisions may make it more difficult for a third party to acquire, or discourage acquisition bids for us.

    Our amended and restated certificate of incorporation and amended and restated by-laws contain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us. The amended and restated certificate of incorporation and amended and restated by-laws, among other things, (i) classify the board of directors into three classes, with directors of each class serving for a staggered three-year period, (ii) provide that directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock entitled to vote for such directors, (iii) permit the board of directors, but not our stockholders, to fill vacancies and newly created directorships on the board of directors and (iv) provide that any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders and not by any consent in writing by our stockholders. Only the board of directors may call special meetings of our stockholders. Such provisions would make the removal of incumbent directors more difficult and time-consuming and may have the effect of discouraging a tender offer or other takeover attempt not previously approved by the board of directors.

    Our amended and restated certificate of incorporation also incorporates certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, including gross negligence, except in circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. These provisions do not eliminate a director's duty of care nor do they prevent recourse against directors through equitable remedies such as injunctive relief. Moreover, the provisions do not apply to claims against a director for violations of certain laws, including federal securities laws.

    Our amended and restated certificate of incorporation also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the General Corporation Law of Delaware. These provisions may have the practical effect in certain cases of eliminating the ability of our stockholders to collect monetary damages from directors. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as directors.

Transfer Agent and Registrar

    The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 40 Wall Street, New York, New York 10005, and its telephone number at this address is 212-936-5100.

Listing

    Our common stock is traded on the Nasdaq National Market under the trading symbol APWR.

                                  UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Chase Securities Inc, Credit Suisse First Boston Corporation, CIBC World Markets Corp. and FAC/Equities, a division of First Albany Corporation, have severally agreed to purchase from us the following respective number of shares of common stock:

                                                                       Number of
  Name                                                                  Shares
  ----                                                                 ---------
  Chase Securities Inc...............................................
  Credit Suisse First Boston Corporation.............................
  CIBC World Markets Corp............................................
  FAC/Equities, a division of First Albany Corporation...............
                                                                       ---------
  Total..............................................................  2,000,000
                                                                       =========

    The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters are committed to purchase all of the shares of common stock offered by us if they purchase any shares, other than those shares covered by the over-allotment option described below.

    The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                     Underwriting Discounts and Commissions

                                                                  Paid by the
                                                                    Selling
                                                Paid by Us       Stockholders
                                             ----------------- -----------------
                                                No      Full      No      Full
                                             Exercise Exercise Exercise Exercise
                                             -------- -------- -------- --------
        Per Share...........................   $        $       $ --      $
        Total...............................                      --

    We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $300,000.

    The underwriters initially propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not
in excess of $   per share. The underwriters may allow and such dealers may
reallow a concession not in excess of $   per share to certain other dealers.
After the initial offering of the shares, the offering price and other selling terms may be changed by the underwriters.

    We and the selling stockholders have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 300,000 additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered hereby. We and the selling stockholders will be obligated, pursuant to the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of shares of common stock offered by this prospectus.

    The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

    We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

    Our executive officers and directors have agreed that they will not, without the prior written consent of Chase Securities Inc. and Credit Suisse First Boston Corporation, offer, sell or otherwise dispose of any shares of capital stock, options or warrants to acquire shares of capital stock or securities exchangeable for or convertible into shares of capital stock owned by them for a period of 90 days following the date of this prospectus. We have agreed that we will not, without the prior written consent of Chase Securities Inc. and Credit Suisse First Boston Corporation, offer, sell or otherwise dispose of any shares of capital stock, options or warrants to acquire shares of capital stock or securities exchangeable for or convertible into shares of capital stock for a period of 90 days following the date of this prospectus, except that we may issue shares of common stock or grant options under our employee benefit plans, qualified stock plans or other employee compensation plans existing as of the date of this prospectus.

    Persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions, imposing penalty bids or engaging in passive market making. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. Certain underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

    The underwriters may create a syndicate short position by making short sales of the shares and may purchase the shares on the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Short sales can be either covered or naked. Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares. Naked short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. If the underwriters create a syndicate short position, they may choose to reduce or cover this position by either exercising the over-allotment option or by engaging in syndicate covering transactions. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. The underwriters must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

    One or more members of the underwriting selling group may make copies of the preliminary prospectus available over the Internet to customers or though its or their Web sites. Credit Suisse First Boston Corporation may effect an online distribution through DLJdirect, an online broker-dealer, as a selling group member.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby is being passed upon for us by Foreht Last Landau Miller & Katz, LLP, New York, New York. Certain legal matters with respect to the offering are being passed upon for the underwriters by Hale and Dorr LLP, New York, New York. A partner of Foreht Last Landau Miller & Katz, LLP owns 85,000 shares of our common stock and has options to purchase an additional 20,000 shares.

                                    EXPERTS

    Our consolidated financial statements and schedule as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with the SEC, which means:

  .   incorporated documents are considered part of this prospectus;

  . we can disclose important information to you by referring you to those documents; and

  . information that we file later with the SEC will automatically update and supersede this information.

    We incorporate by reference the documents listed below which we filed with the SEC under the Securities and Exchange Act of 1934:

  .   Our Annual Report on Form 10-K for the fiscal year ended December 30,
      1999;

  . Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2000; and

  . the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on January 23, 1998.

    We also incorporate by reference any documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of the filing of the registration statement of which this prospectus forms a part or after the date of this prospectus but before all the common stock offered by this prospectus has been sold.

    You may request a copy of these filings, at no cost, by writing or telephoning Thomas J. Stiner, Senior Vice President and Chief Financial Officer, AstroPower, Inc., Solar Park, Newark, Delaware 19716-2000, (302) 366-0400.

                  WHERE CAN YOU FIND MORE INFORMATION ABOUT US

    We have filed with the Securities and Exchange Commission in Washington, D.C. a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information about us and our common stock, we refer you to the registration statement and to the exhibits and schedules filed with it. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete; we refer you to those copies of contracts or other documents that have been filed as exhibits to the registration statement, and statements relating to such documents are qualified in all respects by such reference. Anyone may inspect a copy of the registration statement without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any portion of the registration statement by writing to the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, and paying prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. In addition, the SEC maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies such as ours that file electronically with the SEC.

    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and therefore we file reports, proxy statements and other information with the SEC. You can inspect and copy the reports, proxy statements and other information that we file at the public reference facilities maintained by the SEC at the Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at 7 World Trade Center, Suite 1300, New York, New York, 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of such material from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also makes electronic filings publicly available on its Web site within 24 hours of acceptance. Our common stock is quoted on the Nasdaq National Market under the trading symbol APWR. Reports, proxy and information statements and other information about us may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                                ASTROPOWER, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Independent Auditors' Report............................................... F-2

Consolidated Balance Sheets................................................ F-3

Consolidated Statements of Income.......................................... F-5

Consolidated Statements of Stockholders' Equity (Deficit).................. F-6

Consolidated Statements of Cash Flows...................................... F-7

Notes to Consolidated Financial Statements................................. F-8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
AstroPower, Inc.

    We have audited the accompanying consolidated balance sheets of AstroPower, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AstroPower, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Wilmington, DE
February 21, 2000

                       ASTROPOWER, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                             December 31,
                                        ------------------------  September 30,
                ASSETS                     1998         1999          2000
                ------                  -----------  -----------  -------------
                                                                   (unaudited)
CURRENT ASSETS:
 Cash and cash equivalents............. $ 6,545,095  $25,338,239   $26,178,399
 Accounts receivable:
  Trade, net of allowance for doubtful
    accounts of $70,695 in 1998 and
    $651,726 in 1999 and $649,844 in
    2000 (unaudited)...................   6,531,144   14,106,031    12,100,714
  Employee receivables.................      84,121      102,604       112,658
  Other, including amounts due from
    stockholder........................      32,113      315,570       268,130
 Inventories...........................   3,596,676    7,823,382    11,510,092
 Prepaid expenses......................     159,948      747,828       725,860
 Deferred tax asset....................   1,796,338    2,280,373     5,077,340
                                        -----------  -----------   -----------
     Total current assets..............  18,745,435   50,714,027    55,973,193
                                        -----------  -----------   -----------
INVESTMENT IN JOINT VENTURES...........          --      662,838       822,294
PROPERTY AND EQUIPMENT:
 Machinery and equipment...............  10,448,628   12,360,339    16,847,559
 Furniture and fixtures................     334,186      458,320       521,314
 Leasehold improvements................     917,698      978,209     1,024,642
 Construction in progress..............   1,575,163    2,963,202     3,852,116
                                        -----------  -----------   -----------
                                         13,275,675   16,760,070    22,245,631
 Less accumulated depreciation and
   amortization........................  (3,654,796)  (4,629,442)   (5,600,348)
                                        -----------  -----------   -----------
                                          9,620,879   12,130,628    16,645,283
                                        -----------  -----------   -----------
     Total assets...................... $28,366,314  $63,507,493   $73,440,770
                                        ===========  ===========   ===========




          See accompanying notes to consolidated financial statements.

                       ASTROPOWER, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                  December 31,
                                             ------------------------  September 30,
    LIABILITIES AND STOCKHOLDERS' EQUITY        1998         1999          2000
    ------------------------------------     -----------  -----------  -------------
                                                                        (unaudited)
CURRENT LIABILITIES:
 Accounts payable........................... $ 2,629,068  $ 3,349,921   $ 4,605,941
 Accrued payroll and payroll taxes (includes
   $185,910 in 1998 and $187,758 in 1999 and
   $9,423 in 2000 (unaudited) due to the
   Company's President and Chief Executive
   Officer).................................     963,243    1,050,525       699,639
 Accrued expenses...........................     313,640      182,571       359,841
                                             -----------  -----------   -----------
     Total current liabilities..............   3,905,951    4,583,017     5,665,421
OTHER LIABILITIES:
 Deferred tax liability.....................     801,452    1,270,587     1,270,587
 Deferred compensation and other (including
   amounts due to officers and a
   stockholder).............................     396,027      160,881       175,347
                                             -----------  -----------   -----------
                                               1,197,479    1,431,398     1,445,934
                                             -----------  -----------   -----------
     Total liabilities......................   5,103,430    6,014,415     7,111,355
                                             -----------  -----------   -----------
COMMITMENTS AND CONTINGENCIES:
STOCKHOLDERS' EQUITY:
 Common stock, 25,000,000 shares authorized;
   8,572,455 in 1998, 11,227,095 in 1999 and
   11,678,006 in 2000 (unaudited) shares
   issued and outstanding, $.01 per share
   par value................................      85,725      112,271       116,780
 Additional paid-in capital.................  25,956,474   57,795,387    63,854,525
 Unearned compensation......................    (245,718)    (147,693)      (74,174)
 Retained earnings (deficit)................  (2,533,597)    (266,887)    2,432,284
                                             -----------  -----------   -----------
     Total stockholders' equity.............  23,262,884   57,493,078    66,329,415
                                             -----------  -----------   -----------
     Total liabilities and stockholders'
       equity............................... $28,366,314  $63,507,493   $73,440,770
                                             ===========  ===========   ===========



          See accompanying notes to consolidated financial statements.

                       ASTROPOWER, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                    Nine Months Ended
                                Year Ended December 31,               September 30,
                          -------------------------------------  ------------------------
                             1997         1998         1999         1999         2000
REVENUES:                 -----------  -----------  -----------  -----------  -----------
                                                                       (unaudited)
  Product sales.........  $13,094,871  $20,205,913  $31,428,418  $22,134,613  $33,263,756
  Research contracts....    3,511,898    2,953,196    3,215,659    2,349,191    2,453,418
                          -----------  -----------  -----------  -----------  -----------
     Total revenues.....   16,606,769   23,159,109   34,644,077   24,483,804   35,717,174
COST OF REVENUES:
  Product sales.........    9,311,140   14,942,121   22,587,865   16,041,732   23,054,263
  Research contracts....    2,539,915    2,296,895    2,264,124    1,789,448    1,789,916
                          -----------  -----------  -----------  -----------  -----------
     Total cost of
       revenues.........   11,851,055   17,239,016   24,851,989   17,831,180   24,844,179
                          -----------  -----------  -----------  -----------  -----------
     Gross profit.......    4,755,714    5,920,093    9,792,088    6,652,624   10,872,995
OPERATING EXPENSES:
  Product development
    expenses............    1,006,979    1,392,251    2,139,322    1,540,470    2,263,505
  General and
    administrative
    expenses............    1,972,144    2,495,838    3,505,560    2,155,992    3,140,863
  Selling expenses......      853,812      951,249    1,578,045      989,239    2,444,038
  Professional fees
    related to overhead
    dispute.............           --           --       61,700       51,781      326,188
                          -----------  -----------  -----------  -----------  -----------
     Total operating
       expenses.........    3,832,935    4,839,338    7,284,627    4,737,482    8,174,594
                          -----------  -----------  -----------  -----------  -----------
     Income from
       operations.......      922,779    1,080,755    2,507,461    1,915,142    2,698,401
OTHER INCOME (EXPENSE):
  Interest expense......     (369,233)    (252,200)     (15,951)     (10,406)     (13,967)
  Interest income.......      113,730      598,624      337,939       69,290    1,069,319
  Other income
    (expense)...........        4,550            3      (31,895)     (12,758)     (12,363)
  Equity in earnings
    (losses) of joint
    ventures............           --           --       62,787           --      (88,096)
                          -----------  -----------  -----------  -----------  -----------
     Total other income
       (expense)........     (250,953)     346,427      352,880       46,126      954,893
                          -----------  -----------  -----------  -----------  -----------
INCOME BEFORE INCOME TAX
  EXPENSE (BENEFIT).....      671,826    1,427,182    2,860,341    1,961,268    3,653,294
INCOME TAX EXPENSE
  (BENEFIT).............       20,000     (984,632)     593,631      588,380      954,123
                          -----------  -----------  -----------  -----------  -----------
NET INCOME..............  $   651,826  $ 2,411,814  $ 2,266,710  $ 1,372,888  $ 2,699,171
                          ===========  ===========  ===========  ===========  ===========
NET INCOME DATA:
  Net income per
    share--basic........  $      0.18  $      0.30  $      0.25  $      0.16  $      0.24
                          ===========  ===========  ===========  ===========  ===========
  Net income per
    share--diluted......  $      0.13  $      0.28  $      0.22  $      0.14  $      0.21
                          ===========  ===========  ===========  ===========  ===========
  Weighted average
    shares
    outstanding--
    basic...............    3,710,258    7,956,221    9,207,782    8,653,102   11,443,598
                          ===========  ===========  ===========  ===========  ===========
  Weighted average
    shares
    outstanding--
    diluted.............    6,220,161    9,572,194   10,132,844    9,612,795   12,870,475
                          ===========  ===========  ===========  ===========  ===========

          See accompanying notes to consolidated financial statements.

                       ASTROPOWER, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                     Preferred Stock       Common Stock     Additional                            Retained
                     -----------------  -------------------   Paid-in       Note      Unearned    Earnings
                      Shares   Amount     Shares    Amount    Capital    Receivable Compensation  (Deficit)      Total
                     --------  -------  ---------- -------- -----------  ---------- ------------ -----------  -----------
BALANCE, DECEMBER
 31, 1996..........   328,909  $ 3,289   3,701,775 $ 37,018 $ 2,697,396   $     --   $      --   $(5,597,237) $(2,859,534)
 Issuance of Series
  B Convertible
  Preferred Stock..    11,250      112          --       --      89,888         --          --            --       90,000
 Purchase and
  retirement of
  Series B
  Convertible
   Preferred
   Stock...........    (3,750)     (37)         --       --     (29,963)        --          --            --      (30,000)
 Common Stock
  issued...........        --       --      67,997      680     113,471    (79,125)         --            --       35,026
 Stock options
  granted..........        --       --          --       --     417,225         --    (417,225)           --           --
 Amortization of
  unearned
  compensation.....        --       --          --       --          --         --      73,482            --       73,482
 Net income........        --       --          --       --          --         --          --       651,826      651,826
                     --------  -------  ---------- -------- -----------   --------   ---------   -----------  -----------
BALANCE, DECEMBER
 31, 1997..........   336,409    3,364   3,769,772   37,698   3,288,017    (79,125)   (343,743)   (4,945,411)  (2,039,200)
 Conversion of
  Series A
  Convertible
  Preferred Stock..        --       --   1,309,626   13,096   5,785,629         --          --            --    5,798,725
 Conversion of
  Series B
  Convertible
  Preferred Stock..  (336,409)  (3,364)    336,409    3,364          --         --          --            --           --
 Common Stock
  issued...........        --       --   3,156,648   31,567  16,781,488         --          --            --   16,813,055
 Amortization of
  unearned
  compensation.....        --       --          --       --          --         --      98,025            --       98,025
 Stock options
  granted..........        --       --          --       --     101,340         --          --            --      101,340
 Repayment of note
  receivable.......        --       --          --       --          --     79,125          --            --       79,125
 Net income........        --       --          --       --          --         --          --     2,411,814    2,411,814
                     --------  -------  ---------- -------- -----------   --------   ---------   -----------  -----------
BALANCE, DECEMBER
 31, 1998..........        --       --   8,572,455   85,725  25,956,474         --    (245,718)   (2,533,597)  23,262,884
                     --------  -------  ---------- -------- -----------   --------   ---------   -----------  -----------
 Common Stock
  issued...........        --       --   2,654,640   26,546  31,240,826         --          --            --   31,267,372
 Tax benefit from
  stock options
  exercised........        --       --          --       --     598,087         --          --            --      598,087
 Amortization of
  unearned
  compensation.....        --       --          --       --          --         --      98,025            --       98,025
 Net income........        --       --          --       --          --         --          --     2,266,710    2,266,710
                     --------  -------  ---------- -------- -----------   --------   ---------   -----------  -----------
BALANCE, DECEMBER
 31, 1999..........        --       --  11,227,095  112,271  57,795,387         --    (147,693)     (266,887)  57,493,078
 Common stock
  issued
  (unaudited)......        --       --     450,911    4,509   2,786,654         --          --            --    2,791,163
 Tax benefit from
  stock options
  exercised
  (unaudited)......        --       --          --       --   3,272,484         --          --            --    3,272,484
 Amortization of
  unearned
  compensation
  (unaudited)......        --       --          --       --          --         --      73,519            --       73,519
 Net income
  (unaudited)......        --       --          --       --          --         --          --     2,699,171    2,699,171
                     --------  -------  ---------- -------- -----------   --------   ---------   -----------  -----------
BALANCE, SEPTEMBER
 30, 2000
 (unaudited).......        --  $    --  11,678,006 $116,780 $63,854,525   $     --   $ (74,174)  $ 2,432,284  $66,329,415
                     ========  =======  ========== ======== ===========   ========   =========   ===========  ===========

         See accompanying notes to consolidated financial statements.

                       ASTROPOWER, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    Nine Months Ended
                                Year Ended December 31,               September 30,
                          -------------------------------------  ------------------------
                             1997         1998         1999         1999         2000
                          -----------  -----------  -----------  -----------  -----------
                                                                       (unaudited)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net income.............  $   651,826  $ 2,411,814  $ 2,266,710  $ 1,372,888  $ 2,699,171
 Adjustments to
   reconcile net income
   to net cash provided
   by (used in)
   operating activities:
 Deferred income taxes..           --     (994,886)     551,946      588,380      475,517
 Depreciation and
   amortization.........      545,066      796,601    1,078,559      735,787      970,906
 Equity in (earnings)
   losses of joint
   ventures.............           --           --      (62,787)          --       88,096
 Common stock issued for
   services.............       18,500           --           --           --           --
 Stock options issued
   for services.........           --       50,670           --           --           --
 Amortization of
   unearned
   compensation.........       73,482       98,025       98,025       73,519       73,519
 Loss from disposition
   of property and
   equipment............           --           --       31,465           --           --
 Changes in working
   capital items:
  Accounts receivable...   (1,313,264)  (3,285,306)  (7,876,827)  (4,144,570)   2,042,703
  Inventories...........     (388,133)  (1,994,355)  (4,226,706)  (3,509,447)  (3,686,710)
  Prepaid expenses......     (291,201)     190,523     (587,880)    (698,446)      21,968
  Accounts payable and
    accrued expenses....      719,000      233,649      589,784    1,929,713    1,433,290
  Accrued payroll and
    payroll taxes.......      313,736      (15,013)      87,282     (120,730)    (350,886)
  Advance from
    customer............      277,355     (610,891)          --        3,646           --
  Deferred compensation
    and other...........      (16,562)     (16,822)    (226,924)    (216,711)      14,536
                          -----------  -----------  -----------  -----------  -----------
Net cash provided by
  (used in) operating
  activities............      589,805   (3,135,991)  (8,277,353)  (3,985,971)   3,782,110
                          -----------  -----------  -----------  -----------  -----------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Capital expenditures...     (893,920)  (5,474,689)  (3,596,825)  (2,394,742)  (5,485,561)
 Investment in joint
  ventures..............           --           --     (600,050)    (490,000)    (247,552)
                          -----------  -----------  -----------  -----------  -----------
Net cash used in
  investing activities..     (893,920)  (5,474,689)  (4,196,875)  (2,884,742)  (5,733,113)
                          -----------  -----------  -----------  -----------  -----------
CASH FLOWS FROM
  FINANCING ACTIVITIES:
 Proceeds from issuance
   of long-term debt....    6,033,076           --           --           --           --
 Net repayments from
   line of credit.......     (327,843)    (203,357)          --           --           --
 Repayment of long-term
   debt.................     (594,396)  (6,390,174)          --           --           --
 Proceeds from issuance
   of common stock--
   stock options........       16,525      229,049      869,957      643,855    2,745,933
 Proceeds from issuance
   of common stock--
   public offering......           --   16,612,080   30,182,594           --           --
 Proceeds from issuance
   of stock--401(k)
   plan.................           --           --      214,821      124,466       45,230
 Proceeds from issuance
   of preferred stock...       90,000           --           --           --           --
 Repurchase of preferred
   stock................      (30,000)          --           --           --           --
                          -----------  -----------  -----------  -----------  -----------
Net cash provided by
  financing activities..    5,187,362   10,247,598   31,267,372      768,321    2,791,163
                          -----------  -----------  -----------  -----------  -----------
NET INCREASE (DECREASE)
  IN CASH AND CASH
  EQUIVALENTS...........    4,883,247    1,636,918   18,793,144   (6,102,392)     840,160
CASH AND CASH
  EQUIVALENTS AT
  BEGINNING OF PERIOD...       24,930    4,908,177    6,545,095    6,545,095   25,338,239
                          -----------  -----------  -----------  -----------  -----------
CASH AND CASH
  EQUIVALENTS AT END OF
  PERIOD................  $ 4,908,177  $ 6,545,095  $25,338,239  $   442,703  $26,178,399
                          ===========  ===========  ===========  ===========  ===========
SUPPLEMENTAL DISCLOSURE:
 Interest paid..........  $   160,544  $   597,190  $    14,296           --       13,011
                          ===========  ===========  ===========  ===========  ===========
 Taxes paid.............  $        --  $    31,000  $    96,700       66,200       40,800
                          ===========  ===========  ===========  ===========  ===========

OTHER NONCASH FINANCING AND INVESTING ACTIVITIES:
--During 1997, the Company issued 34,213 shares of common stock in exchange for a 6% promissory note in the amount of $79,125, with a maturity date of August 15, 1998.
--On February 19, 1998, the Company converted all shares of its Series A and Series B Convertible Preferred Stock into 2,194,709 shares of common stock on a one-for-one basis.
--During 1998, the Company issued stock options for 119,000 shares of common stock to Corning Incorporated.

          See accompanying notes to consolidated financial statements.

                       ASTROPOWER, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)Summary of Significant Accounting Policies

  Description of Business

    The Company operates in only one business segment, as substantially all of its combined revenues, net income and assets are derived from the development, manufacturing, marketing and sale of PV solar cells, modules and panels for generating solar electric power. Solar cells are semiconductor devices which convert sunlight directly into electricity. Solar electric power is used off the electric utility grid for many applications in the communications and transportation industries and in remote villages and homes. Solar electric power is also used in on-grid applications by existing electric utility customers to provide a clean, renewable source of alternative or supplementary electric power. Availability of silicon wafers, a significant raw material in the Company's manufacturing process, is subject to market conditions in the semiconductor industry, however, the Company is not dependent on a single supplier or only a few suppliers. See Note 12.

    The Company owns 50% interests in two joint ventures. Such investments are accounted for under the equity method.

  Principles of Consolidation and Basis of Presentation

    The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

  Cash Equivalents

    For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

  Fair Value of Financial Instruments

    The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable and accrued expenses. The carrying values of cash, accounts receivable, accounts payable and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of these balances.

  Inventories

    Inventories are reported at lower of cost or market. Cost is determined using the weighted average method.

  Property and Equipment

    Property and equipment is recorded at cost. Depreciation is computed using the straight-line method based on the assets' estimated useful lives, ranging from 5 to 15 years. Maintenance, repairs and minor renewals are charged to expense as incurred.

    Included in machinery and equipment at December 31, 1998 and 1999 were $8,175,354 and $8,934,133, respectively, representing self-constructed assets. In costing the equipment, the Company uses a full cost approach whereby direct material, direct labor and related overhead costs are capitalized. The total labor and overhead costs of self-constructed assets capitalized for the years ended December 31, 1997 and 1998 and 1999, were $176,397, $828,009 and
$834,640, respectively.

                       ASTROPOWER, INC. AND SUBSIDIARIES

  Revenue Recognition

    Revenue from product sales is recognized when products are shipped. Revenue related to the Company's fixed price, cost-plus and cost-sharing research contracts are recognized at the time costs benefiting the contracts are incurred, which approximates the percentage of completion method. Provisions for estimated losses are made in the period in which losses are determined. Accounts receivable includes unbilled accounts receivable consisting of material, labor and overhead expended on contracts.

  Product Development Expenses

    Product development expenses represent the material, labor and overhead costs incurred to develop processes in support of the Company's Silicon-FilmTM wafer, solar cell and module engineering effort which are not funded by research contracts.

  Income Taxes

    The Company accounts for income taxes in accordance with the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expense, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(2)Interim Financial Information (unaudited)

    The interim financial statements of the Company for the nine months ended September 30, 1999 and 2000, included herein, have been prepared by the Company, without audit, pursuant to the rules and regulations of the SEC. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principals have been condensed or omitted pursuant to the rules and regulations relating to interim financial statements.

(3)Inventories

    A summary of inventories is as follows:

                                                 December 31,      September 30,
                                             --------------------- -------------
                                                1998       1999        2000
                                             ---------- ---------- -------------
                                                                    (unaudited)
Raw materials............................... $2,995,166 $5,014,912  $ 8,842,748
Work-in-process.............................    138,927    550,069      405,815
Finished goods..............................    462,583  2,258,401    2,261,529
                                             ---------- ----------  -----------
                                             $3,596,676 $7,823,382  $11,510,092
                                             ========== ==========  ===========

                       ASTROPOWER, INC. AND SUBSIDIARIES

(4)Debt

    The Company has a $1 million line of credit agreement with a financial institution, secured by accounts receivable and bearing interest at the prime rate and a $3 million revolving line of credit facility with a financial institution. Security for the facility, which bears interest at the prime rate, is accounts receivable, inventory and property and equipment. These facilities expire in September 2001. There were no borrowings against these facilities at December 31, 1999 or September 30, 2000 (unaudited).

(5)Income Taxes

    Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income from operations as a result of the following:

                                                       December 31,
                                              ---------------------------------
                                                1997        1998        1999
                                              ---------  -----------  ---------
Computed "expected" tax expense.............  $ 228,421  $   485,242  $ 972,516
Utilization of net operating loss
  carryforwards.............................    (17,685)    (205,266)        --
State income tax expense (benefit), net of
  federal...................................     20,761      (80,651)    32,208
Change in valuation allowance...............    135,928   (1,809,315)        --
Change in tax rates.........................         --      242,107         --
Foreign sales corporation...................         --           --   (144,777)
Tax credits.................................         --           --   (132,462)
Tax liability in excess (less-than)
  provision.................................   (347,425)     185,579   (182,826)
Other.......................................         --      197,672     48,972
                                              ---------  -----------  ---------
Actual tax expense (benefit)................  $  20,000  $  (984,632) $ 593,631
                                              =========  ===========  =========

    Income tax expense (benefit) for the years 1997, 1998 and 1999 consists of:

                                                1997        1998        1999
                                              ---------  -----------  ---------
Current:
  Federal...................................  $  20,000  $    10,254  $  41,685
  State.....................................         --           --         --
Deferred:
  Federal...................................         --     (872,688)   504,465
  State.....................................         --     (122,198)    47,481
                                              ---------  -----------  ---------
   Total income tax expense (benefit).......  $  20,000  $  (984,632) $ 593,631
                                              =========  ===========  =========

                       ASTROPOWER, INC. AND SUBSIDIARIES

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                     December 31,
                                          ------------------------------------
                                             1997         1998        1999
                                          -----------  ----------  -----------
Deferred tax assets:
  Deferred revenue......................  $   242,780  $       --  $        --
  Advances from customer and accrued
    expenses............................      323,698     417,159      416,436
  Federal and state net operating loss
    carry forward.......................    2,021,628   1,301,454    1,469,650
  Tax credits...........................           --          --      284,449
  Other.................................           --      77,725      109,838
                                          -----------  ----------  -----------
   Total gross deferred tax assets......    2,588,106   1,796,338    2,280,373
   Less valuation allowance.............   (1,809,315)         --           --
                                          -----------  ----------  -----------
Net deferred tax assets.................      778,791   1,796,338    2,280,373
Deferred tax liabilities:
  Plant and equipment, due to
    differences in depreciation methods
    and basis...........................     (778,791)   (801,452)  (1,223,572)
  Other.................................           --          --      (47,015)
                                          -----------  ----------  -----------
Net deferred amount.....................  $        --  $  994,886  $ 1,009,786
                                          ===========  ==========  ===========

    The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The reversal of the valuation allowance in 1998 resulted from management's assessment that it was more likely than not that the deferred tax assets would be realized. At December 31, 1999, the Company has net operating loss carryforwards for federal income tax purposes of approximately $3.9 million which are available to offset future federal and state taxable income, if any, through 2011.

(6)Operating Lease Obligations

    The Company leases a 40,000 square foot building from the University of Delaware (the "University"). Although the lease agreement is for a term of 20 years (expiring June 30, 2011), the Company may cancel the lease after nine years (June 30, 2000) with twelve months notice of cancellation. Accordingly, only payments through June 30, 2001 have been included below. In January 1998, the Company entered into an operating lease agreement for a 60,300 square foot facility for its second manufacturing facility. In January 1999, the Company entered into an agreement for an additional 20,000 square feet in this facility. The scheduled cash payments over the next five years differ from rental expense calculated under the straight-line method. The following summarizes expected charges to rent expense contrasted with expected cash outflow as required by the lease agreements for all facilities (which includes the University lease payments through June 2001):

                                                       Annual Rent   Expected
                                                         Expense   Cash Payments
                                                       ----------- -------------
December 31, 2000..................................... $   37,392   $  659,592
December 31, 2001.....................................    624,606      602,646
December 31, 2002.....................................    490,290      476,472
December 31, 2003.....................................    475,212      469,434
December 31, 2004 and thereafter......................  2,613,666    2,710,914

    Total rent expense charged to operations for the years ended December 31, 1997, 1998 and 1999 amounted to approximately $242,000, $596,000 and $703,000, respectively.

                       ASTROPOWER, INC. AND SUBSIDIARIES

(7)Related Parties

    At December 31, 1998 and 1999, the Company owed its President and Chief Executive Officer $370,696 and $187,758, respectively, in the form of salary and automobile reimbursements. The amounts are related to the excess of the negotiated annual salary and monthly auto allowance under a contract which ended March 31, 1997 over the amounts actually paid to such person. On December 15, 1997, the Company agreed that one-third of this amount will be paid per year in each of 1998, 1999 and 2000, with interest on the unpaid balance at 6% per year from January 1, 1998. At September 30, 2000, all amounts were paid and $0 balance remained (unaudited).

    During the year ended December 31, 1999 the Company's sales to its two joint ventures totaled $2,135,000. At December 31, 1999 amounts due from these joint ventures totaled $754,455 and were included in the caption "Accounts receivable--trade".

(8)Employee Benefit Plan

    The Company maintains a defined contribution plan under the provisions of Internal Revenue Code Section 401(k). Employees having attained the age of 21 and with one month of service are eligible to participate and make voluntary contributions to the plan. The amount charged to expense for the years ended December 31, 1997, 1998 and 1999 was $145,000, $150,000 and $140,000
respectively. The Company does not provide any postemployment benefits.

(9)Capital Stock

    In the first quarter of 1998, the Company completed an initial public offering of its common stock, raising net proceeds to the Company of $16.6 million, and converted all the then outstanding shares of Series A and Series B Preferred Stock into Common Stock so that no shares of Preferred Stock are currently outstanding. Contemporaneous with the initial public offering, the Company amended and restated its Certificate of Incorporation to provide for, among other things, an increase in the number of authorized shares of Common Stock from 15,000,000 to 25,000,000; authority to issue up to 5,000,000 shares of one or more series of preferred stock and authorized the Board of Directors to fix and determine the relative rights, preferences and limitations of each class or series so authorized without any further vote or action by the stockholders; and to effect a reverse stock split in the form of three shares for every four shares outstanding. All share and per share information in the accompanying financial statements have been retroactively adjusted to give effect to the reverse stock split.

    In the fourth quarter of 1999, the Company completed a follow-on public offering of its common stock, raising net proceeds to the Company of $30.2 million.

(10)Employee Stock Option Plan

    The Company adopted a Stock Option Plan (the "1989 Plan") in 1989 under which a total of 1,920,000 shares are currently reserved for issuance to employees including officers and directors who are employees or consultants. The 1989 Plan expired in December 1999. Options granted pursuant to the 1989 Plan were either incentive stock options or non-qualified stock options. The Plan was administered by the Board of Directors which selected the employees to whom the options are granted, determined the number of shares subject to each option, set the time or times when the options will be granted, determined the time when the options may be exercised and established the market value of the shares at the date of grant and exercise date. The Plan provided that the

                       ASTROPOWER, INC. AND SUBSIDIARIES
purchase price under the option shall be at least 100 percent of the fair market value of the shares of the Company's Common Stock at the date of grant. The options are not transferable. There are limitations on the amount of incentive stock options that an employee can be granted in a single calendar year. The terms of each option granted under the 1989 Plan are determined by the Board of Directors, but in no event may such term exceed ten years. Incentive stock options generally vest over a four-year period, with vesting occurring 25% per year on the anniversary date of the option award.

    In 1998, the Company adopted the 1998 Non-Employee Directors' Stock Option Plan ("Directors Plan"), under which a total of 160,000 shares are currently reserved for issuance to non-employee directors. The Directors' Plan is administered by a committee of the Board of Directors. The Directors' Plan provides that the purchase price under the option shall be the fair market value of the shares of common stock on the date of grant. In 1999, the Company adopted the 1999 Stock Option Plan ("the 1999 Plan'), under which a total of 600,000 shares as of December 31, 1999 (1,100,000 shares as of September 30, 2000 (unaudited)) are reserved for issuance. The principal provisions of the 1999 Plan are similar to those described above for the 1989 Plan, except that options may be transferred under certain limited circumstances.

    In 1999, the Company has granted to an executive officer a separate stock option for the purchase of 90,000 shares of the Company's common stock at $12.125 per share. The options vest over a four-year period at 25% per year on the anniversary date of the option award. In addition, pursuant to separate stock options, in 1999 the Company has granted to its five outside directors options to purchase a total of 60,000 shares of the Company's common stock at $12.125 per share. Of these shares, 15,000 are immediately vested and the balance vests ratably over the following three years.

    In 2000, the Company granted to an executive officer a separate stock option for the purchase of 302,000 shares of the Company's common stock at $13.375 per share. The options vest over a five year period on the anniversary date of the option award (98,500, 23,500, 60,000, 60,000 and 60,000, respectively) (unaudited).

                       ASTROPOWER, INC. AND SUBSIDIARIES

    Stock option transactions during the years ended December 31, 1997, 1998, 1999 and the nine months ended September 30, 2000 under the Company's Plans are summarized below:

                                                      Exercise       Weighted
                                                    Price Range-     Average
                                          Shares      Per Share   Exercise Price
                                         ---------  ------------- --------------
Balance, December 31, 1996.............    628,912    $0.33-$4.00     $ 3.51
  Granted..............................    546,233    $3.12-$5.33       4.65
  Exercised............................    (63,352)   $0.33-$4.00       1.51
  Cancelled............................    (22,846)   $0.67-$4.00       3.89
                                         ---------
Balance, December 31, 1997.............  1,088,947                      4.00
  Granted..............................    801,875   $6.00-$10.25       8.74
  Exercised............................    (45,730)  $6.00-$10.00       3.28
  Cancelled............................    (35,570)  $6.00-$10.00       6.41
                                         ---------
Balance, December 31, 1998.............  1,809,522                      6.07
  Granted..............................    804,333   $9.38-$17.88      11.91
  Exercised............................   (208,195)  $0.33-$11.88       4.22
  Cancelled............................   (119,154)  $0.33-$16.75       8.03
                                         ---------
Balance, December 31, 1999.............  2,286,506                      8.19
  Granted (unaudited)..................    661,841  $13.38-$47.19      17.35
  Exercised (unaudited)................   (472,657)  $0.33-$24.00       5.67
  Cancelled (unaudited)................    (27,626)  $4.00-$40.38      12.06
                                         ---------                    ------
Balance, September 30, 2000
  (unaudited)..........................  2,448,064                    $11.08
                                         =========                    ======

    The following table summarizes significant ranges of outstanding and exercisable options as of December 31, 1999:

                                   Options Outstanding            Options Exercisable
                          -------------------------------------- ----------------------
                                      Weighted
                                       average       Weighted               Weighted
                                      remaining      average                average
Range of exercise Prices   Shares   life in years exercise price Shares  exercise price
------------------------  --------- ------------- -------------- ------- --------------
$0.33-$3.12.............    150,112     3.87          $ 2.98     150,112     $ 2.98
$4.00-$4.00.............    486,236     6.17            4.00     391,262       4.00
$5.33-$8.00.............    392,325     7.83            6.63     121,761       6.29
$8.25-$9.38.............    262,600     8.36            8.59      58,557       8.60
$9.63-$10.00............    229,708     8.76            9.92      94,883       9.97
$10.00-$10.25...........     80,000     8.37           10.25      40,000      10.25
$10.31-$11.88...........    334,250     9.28           11.83      20,250      11.77
$12.00-$12.13...........    258,200     9.93           12.13      20,000      12.13
$12.25-$17.88...........     93,075     9.58           13.87       4,875      14.80
                          ---------     ----          ------     -------     ------
                          2,286,506     7.91          $ 8.19     901,700     $ 5.76
                          =========     ====          ======     =======     ======

    Prior to the adoption of the plans, the Company had a compensatory stock plan for the issuance of shares to employees and consultants. At December 31, 1998, the Company had reserved 39,999 shares for a commitment under this plan. The balance sheet caption "Accrued payroll and payroll taxes" contains a provision for these shares.

                       ASTROPOWER, INC. AND SUBSIDIARIES

    The Company applies APB Opinion 25 and related interpretations in accounting for stock options issued to employees. During the year ended December 31, 1997, unearned compensation expense with respect to stock options granted at less than fair market value at the date of grant was $417,225, which is being amortized to expense over the periods that the options vest (4-5 years). The amount amortized to expense during the years ended December 31, 1997, 1998 and 1999 was $73,482, $98,025 and $98,025, respectively. The unamortized amount of unearned compensation is classified as a contra equity account in stockholders' equity.

    FASB Statement 123 requires the disclosure of certain proforma information regarding net income and net income per share. This information is required to be determined as if the Company had accounted for its stock option plans under the fair value method of that statement. The fair value of options granted reported below has been estimated at the date of grant, using a Black-Scholes option pricing model with the following assumptions:

                                                                  1998    1999
                                                                 ------- -------
Expected life of options from grant date........................ 5 years 4 years
Risk-free interest rate.........................................    5.5%    5.0%
Volatility......................................................    0.50    0.66
Assumed dividend yield..........................................    0.0%    0.0%

    As a private entity at December 31, 1997, the Company used the minimum value method for "valuing options" and an interest rate of 6.5%.

    For purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's proforma information follows (in thousands, except for per share information):

                                                            1997   1998   1999
                                                            ----- ------ ------
Net income as reported..................................... $ 652 $2,412 $2,267
Proforma net income........................................   464  1,131    569
Proforma basic net income per share........................  0.13   0.14   0.06
Proforma diluted net income per share......................  0.07   0.12   0.06

(11)Government Contracts

    During the years ended December 31, 1997, 1998 and 1999, substantially all of the Company's contract revenues were generated by research and development contracts, principally with the U.S. government. Orders under government prime or subcontracts are customarily subject to termination at the convenience of the government, in which event the contractor is normally entitled to reimbursement for allowable costs and to a reasonable allowance for profits, unless the termination of a contract was due to a default on the part of the contractor. No termination of contracts by the government occurred during the years ended December 31, 1997, 1998 and 1999.

    Substantially all of the Company's revenues from government contracts are subject to audit under various federal statutes. Although the Company has received final written acceptance of its overhead rates through 1993, it has been advised that the Defense Contract Audit Agency is disputing certain elements of those submissions as well as those overhead rates for 1994 and 1995. The dispute is centered on the effect of the Company's manufacturing operations on its government contract overhead rates during the years of transition from a contract research and development organization to commercial manufacturing. The overhead rates for 1996 have been submitted, but

                       ASTROPOWER, INC. AND SUBSIDIARIES
have not yet been audited. This dispute does not affect the Company's overhead rates for 1997, 1998 and 1999, inasmuch as the Company revised its methodology for determining overhead rates. It is management's opinion that adjustments to revenue, if any, will not have a material adverse effect on the Company's business and financial condition, but may impact future results of operations.

    In October 2000, the United States government filed a civil action against the Company in the U.S. District Court for the District of Delaware, to recover damages and penalties with respect to the submission of invoices and Incurred Cost Submissions in connection with contracts with the U.S. Department of Defense and U.S. Department of Energy. The complaint alleges that the Company falsely claimed that certain costs were properly allocable to the government contracts when those costs were attributable to a commercial venture, resulting in overpayments to the Company of at least $2.3 million and seeks treble damages and penalties aggregating approximately $7.9 million. This action is in the early procedural stages. Accordingly, the Company cannot predict the timetable on which this action will proceed. The Company disagrees with the allegations in the complaint and believes that it has valid defenses to the government's claims. The Company intends to defend this action vigorously. Because litigation is subject to uncertainties, it is not possible to predict the ultimate outcome of this action. Although an unfavorable outcome could have a material adverse effect on operating results and cash flows in the quarter in which this action is resolved, the Company does not expect that an unfavorable outcome would have a material adverse effect on its business or financial condition. In addition, defending this action may be costly (unaudited).

    Certain of the Company's contracts contain retainage provisions. At December 31, 1998 and 1999 retainage amounts included in accounts receivable were approximately $170,000 and $174,000, respectively. The Company estimates that approximately 30% of the retainage amounts at December 31, 1999 will be collected during 2000. At December 31, 1999 and 1998, unbilled accounts receivable were approximately $211,000.

(12)Business and Credit Concentrations

    The following table shows the percentage of total revenues contributed by significant customers for the periods presented. A significant customer is defined as one contributing 10% or more of total revenues:

                                                     December 31,     September 30,
                                                    ----------------  -------------
                                                    1997  1998  1999      2000
                                                    ----  ----  ----  -------------
                                                                       (unaudited)
Customer A.........................................  21%   13%    9%         6%
Customer B.........................................  12    18    14          7
Customer C.........................................  17    14    24         21
Customer D.........................................  13    --    10          1
Customer E.........................................  --    --     1         10
Customer F.........................................   7     9     5         10

    Customer A represents the federal government. Research contract revenues for the year ended December 31, 1999 include a total of 13 contracts aggregating $3,215,659 administered by six agencies of the U.S. Government, with contract revenues ranging from 0.1% to 3.2% of total revenues.

    During the year ended December 31, 1999, the five largest product sales customers accounted for approximately 60% of revenues and 66% of product sales. At December 31, 1999 approximately 66% of accounts receivable were due from the Company's six largest customers, of which 10%

                       ASTROPOWER, INC. AND SUBSIDIARIES
represented amounts due from agencies of the U.S. government representing Customer A and 56% represented amounts due from the Company's five largest product sales customers in 1999. The loss of one or more of these major customers could have a material adverse effect on the Company's business, results of operations and financial condition.

(13)Geographic Distribution of Product Revenues

    Total product revenues are summarized as a percentage by geographic area as follows:

                                                      Year Ended
                                                     December 31,     September 30,
                                                    ----------------  -------------
                                                    1997  1998  1999      2000
                                                    ----  ----  ----  -------------
                                                                       (unaudited)
Domestic..........................................   27%   22%   36%        19%
Export:
  Europe..........................................   56    63    54         58
  Asia............................................   12     6     6         13
  Africa..........................................    5     9     4         10

    All of the Company's research contract revenues are within the United
States.

(14)Net Income Per Share

    Basic net income per share is based on the weighted average number of common shares outstanding. Diluted net income per share is based on the weighted average number of common shares outstanding and potentially dilutive shares. The dilutive effect of employee stock options is included in the computation of diluted net income per share.

    The following table presents the computation of basic and diluted income per share:

                                              For the Year Ended December 31,
                         --------------------------------------------------------------------------
                                   1997                     1998                     1999
                         ------------------------ ------------------------ ------------------------
                            Income      Average      Income      Average      Income      Average
                         Available to   Common    Available to   Common    Available to   Common
                            Common      Shares       Common      Shares       Common      Shares
                         Stockholders Outstanding Stockholders Outstanding Stockholders Outstanding
                         ------------ ----------- ------------ ----------- ------------ -----------
Basic...................   $651,826    3,710,258   $2,411,814   7,956,221   $2,266,710   9,207,782
Dilutive Effect:
 Stock Options..........         --      344,786           --     536,609           --     925,062
 Convertible Debt.......    157,377      518,460      239,314     885,448           --          --
 Convertible Preferred
  Stock.................         --    1,646,657           --     193,916           --          --
                           --------    ---------   ----------   ---------   ----------  ----------
Diluted.................   $809,203    6,220,161   $2,651,128   9,572,194   $2,266,710  10,132,844
                           ========    =========   ==========   =========   ==========  ==========

    The difference between basic and diluted average common shares outstanding at September 30, 2000, of 1,426,877, relates solely to stock options (unaudited).

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,000,000 Shares

                             [LOGO OF ASTROPOWER]

                                 Common Stock

                                   Chase H&Q
                          Credit Suisse First Boston
                              CIBC World Markets
                                 FAC/Equities

                                       , 2000

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

    No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

SEC Registration Fee*................................................. $ 28,278
NASD Filing Fee.......................................................   11,212
Accounting Fees.......................................................   50,000
Legal Fees............................................................   50,000
Printing, Engraving and Mailing.......................................  125,000
Transfer agent and registrar's fees...................................   10,000
Blue Sky fees and expenses............................................    7,500
Miscellaneous expenses................................................   18,010
                                                                       --------
  TOTAL............................................................... $300,000
                                                                       ========

---------------------
*Actual

Item 15. Indemnification of Directors and Officers

    Article VIII of the Company's Amended and Restated Certificate of Incorporation provides in part as follows:

    The corporation shall, to the fullest extent permitted by 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders of disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall insure to the benefit of the heirs, executors and administrators of such a person.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the registrant's By-Laws, Certificate of Incorporation, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnifications against public policy as expressed in the act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person in connection with the securities being registered), the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits, and Financial Statement Schedules

    Unless otherwise noted, the following exhibits were filed on December 18, 1997 with a Registration Statement on Form S-1, and amendments thereto, Commission File No. 333-42591 and are incorporated herein by reference:

16(a) Exhibits

  1.1* Form of Underwriting Agreement
  4.1  Specimen certificate representing the common stock of the Registrant
       (incorporated by reference to the Registrant's Registration Statement on
       Form S-1 (Registration
       No. 333-42591))
  5.1  Opinion of Foreht Last Landau Miller & Katz, LLP with respect to the legality of the securities being registered
 23.1  Consent of KPMG LLP
 23.2  Consent of Foreht Last Landau Miller & Katz, LLP (contained in Exhibit
       5.1)
 24.1  Power of Attorney (included on signature page)

---------------------
* To be filed by amendment

(16)(b) Financial Statement Schedules

    Schedule II--Valuation and Qualifying Accounts

    Other schedules are omitted because of the absence of condition under which they are required or because the required information is given in the financial statements or notes thereto.

Item 17. Undertakings

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the registrant's By-Laws, Certificate of Incorporation, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, Delaware, on November 3, 2000.


                                          AstroPower, Inc.

                                                   /s/ Allen M. Barnett
                                          By: _________________________________
                                                     Allen M. Barnett
                                            President, Chief Executive Officer
                                                       and Director

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Allen M. Barnett and Thomas J. Stiner, and each of them, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and any related Registration Statement pursuant to Rule 462(b)) to this Registration Statement, and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----

         /s/ Allen M. Barnett          President, Chief Executive  November 3, 2000
______________________________________  Officer and Director
           Allen M. Barnett

         /s/ Thomas J. Stiner          Senior Vice President,      November 3, 2000
______________________________________  Chief Financial Officer &
           Thomas J. Stiner             Principal Accounting
                                        Officer

        /s/ Clare E. Nordquist         Director                    November 3, 2000
______________________________________
          Clare E. Nordquist

      /s/ George S. Reichenbach        Director                    November 3, 2000
______________________________________
        George S. Reichenbach

         /s/ George W. Roland          Director                    November 3, 2000
______________________________________
           George W. Roland

       /s/ Charles R. Schaller         Director                    November 3, 2000
______________________________________
         Charles R. Schaller

        /s/ Gilbert Steinberg          Director                    November 3, 2000
______________________________________
          Gilbert Steinberg

                       ASTROPOWER, INC. AND SUBSIDIARIES

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                                             Charged
                                                            to costs   Charged  Deductions-
                                                 Beginning     and     to other  Accounts    Ending
Period Ended                   Description        balance   expenses   accounts written-off  Balance
------------             ----------------------- ---------  ---------  -------- ----------- ---------
Dec. 31, 1999........... Allowance for bad debts $(70,695)  $(581,031)    --           --   $(651,726)
Dec. 31, 1998........... Allowance for bad debts  (72,962)    (30,000)    --      $32,267     (70,695)
Dec. 31, 1997........... Allowance for bad debts  (47,836)    (52,052)    --       26,926     (72,962)

                                                                       Charged to  Charged  Deductions-
                                                           Beginning   costs and   to other  Accounts     Ending
Period Ended                       Description              balance     expenses   accounts written-off   Balance
------------             -------------------------------- -----------  ----------  -------- ----------- -----------
Dec. 31, 1999........... Deferred tax valuation allowance          --          --     --         --              --
Dec. 31, 1998........... Deferred tax valuation allowance $(1,809,315) $1,809,315     --         --              --
Dec. 31, 1997........... Deferred tax valuation allowance  (1,673,387)   (135,928)    --         --     $(1,809,315)

                                 EXHIBIT INDEX

 Exhibit
   No.                                 Description
 -------                               -----------
  1.1*   Form of Underwriting Agreement
  4.1    Specimen certificate representing the common stock of the Registrant
         (incorporated by reference to the Registrant's Registration Statement on Form S-1 (Registration
         No. 333-42591))
  5.1    Opinion of Foreht Last Landau Miller & Katz, LLP with respect to the legality of the securities being registered
 23.1    Consent of KPMG LLP
 23.2    Consent of Foreht Last Landau Miller & Katz, LLP (contained in Exhibit
         5.1)
 24.1    Power of Attorney (included on signature page)

---------------------
* To be filed by amendment